Exhibit 99- 6e

                            SHARE PURCHASE AGREEMENT
           SOFTCARE EC.COM, INC. and FINANCIAL MANAGEMENT GROUP (FMG)
                                  February 2000
                                TABLE OF CONTENTS
 ARTICLE I.    DEFINITIONS
         1.1   Defined Terms
 ARTICLE II.   ASSETS TO BE CONVEYED
         2.1   Assets
                  2.1.1    Receivables
                  2.1.2    Contracts
                  2.1.3    Warranties
                  2.1.4    Claims
                  2.1.5    Promotional Materials and Intangibles
                  2.1.6    Personal Property
                  2.1.7    Real Property
                  2.1.8    Records
                  2.1.9    Inventory
         2.2   Excluded Assets

 ARTICLE Ill.  ASSUMPTION OF LIABILITIES
         3.1   Liabilities Assumed
         3.2   Liabilities Not Assumed
 ARTICLE IV. PURCHASE PRICE AND PAYMENT
         4.1   Total Consideration and Terms
         4.2   Contingent Payments
         4.3   Allocation
 ARTICLE V. PRORATIONS AND ADJUSTMENTS
         5.1   Working Capital Adjustment
         5.2   Proration
 ARTICLE VI.   RELATED AGREEMENTS AT CLOSING
         6.1   Non-competition
         6.2   Employment of Certain Shareholders
         6.3   Options to Purchase Shares of Buyer

ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF SELLER AND THE SHAREHOLDERS
         7.1   Organization
         7.2   Authorization
         7.3   No Breach
         7.4   Governmental Authorizations
         7.5   Consents
         7.6   Title to Assets
         7.7   Condition of Personal Property
         7.8   Condition of Real Property
         7.9   Contracts
         7.10  Employees
         7.11  Employee Benefit Plans

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         7.12  Litigation
         7.13  Taxes
         7.14  Compliance with Laws
         7.15  Insolvency Proceedings
         7.16  Patents, Trademarks, Copyrights
         7.17  Financial Statements; Absence of Undisclosed Liabilities
         7.18  Absence of Certain Changes or Events
         7.19  Sufficiency of Assets
         7.20  Environmental Protection
         7.21  Insurance
         7.22  Brokers' Fees
         7.23  No Other Agreements to Sell the Assets
         7.24  Transactions with Certain Persons
         7.25  Accounts Receivable
         7.26  Inventory
         7.27  Investment
         7.28  No Misleading Statements

ARTICLE VIII.  REPRESENTATIONS AND WARRANTIES OF BUYER
         8.1   Organization
         8.2   Authorization
         8.3   No Breach
         8.4   Litigation

ARTICLE IX.    PRE-CLOSING OBLIGATIONS
         9.1   Financial Information
         9.2   Consents
         9.3   Confidentiality
         9.4   Access
         9.5   Employee Matters
         9.6   Operations Prior to Closing
         9.7   Adverse Developments
         9.8   Administrative Violations
         9.9   Bulk Sales Act
         9.10  Removal of Restrictions
         9.11  HSR Act Notification

ARTICLE X.     CONDITIONS PRECEDENT
         10.1  Mutual Conditions
               10.1.1   Governmental Consents
               10.1.2   Absence of Litigation
         10.2  Conditions to Buyer's Obligation
               10.2.1   Representations and Warranties
               10.2.2   Compliance with Conditions
               10.2.3   No Material Adverse Development
               10.2.4   Closing Documents
               10.2.5   Third Party Consents
               10.2.6   Estoppel Certificates
               10.2.7   Settlement of Claims
         10.3  Conditions to Seller's Obligation
               10.3.1   Representations and Warranties
               10.3.2   Compliance with Conditions
               10.3.3   Payment
               10.3.4   Closing Documents

ARTICLE XI.    CLOSING
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         11.1  Closing Date
         11.2  Performance at Closing
               11.2.1   Sellers and the Shareholders' Deliveries
               11.2.2   Buyer's Deliveries
               11.2.3   Other Documents and Acts

ARTICLE XII.   POST-CLOSING OBLIGATIONS
         12.1  Indemnification
               12.1.1   Buyer's Right to Indemnification
               12.1.2   Seller's Right to Indemnification
               12.1.3   Conduct of Proceedings
               12.1.4   Right of Offset
               12.1.5   Limits on and Conditions of Indemnification; Threshold
                         and Cap
               12.1.6   Purchase Price Adjustment
         12.2  Post-Closing Access
         12.3  Post-Closing Tax Covenant
         12.4  Failure to Obtain Consents

ARTICLE XIII.  DEFAULT AND REMEDIES; DAMAGE
         13.1  Termination by Seller Upon Buyer's Default
         13.2  Termination by Buyer Upon Seller's Default
         13.3  Breach and Opportunity to Cure
         13.4  Seller's Remedies
         13.5  Buyer's Remedies
         13.6  Damage
               13.6.1   Risk of Loss
         13.7  Legal Actions
         13.8  Failure to Obtain Consents
 ARTICLE XIV.  GENERAL PROVISIONS
         14.1  Expenses
         14.2  Notices
         14.3  Attorneys' Fees
         14.4  Survival of Representations Warranties and Indemnification Rights
         14.5  Exclusive Dealings
         14.6  Waiver
         14.7  Assignment
         14.8  Entire Agreement
         14.9  Counterparts
         14.10 Construction
         14.11 Schedules and Exhibits
         14.12 Severability
         14.13 Choice of Law
         14.14 Counsel
         14.15 Public Statements
         14.16 Arbitration
Voluntary Pooling Agreement
Business Protection Agreements for Ross Casabonne and Cherlynne Casabonne including Form of Non competition Agreements and Form of Employment Agreements, Attachment BPA Section 12;
Seller's Representation Opinion
Buyer's Counsel Opinion, Sellers Confirmation Certificate, Power of Attorney
     Jerry Smith Patagonia Corp.
Schedule 2.1.2    Contracts
Schedule 2.1.5    Intangible Property
Schedule 2.1.6    Personal Property
Schedule 2.1.7    Real Property
Schedule 3.1 (b)  Long Term Bank Debt (See Financial Statements attached)

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Schedule 7.1      Seller's Addresses and Places of Business
Schedule 7.6(a)   Exceptions to Title to Assets
Schedule 7.6(b)   Permitted Liens
Schedule 7.8(b)   Real Property Exceptions
Schedule 7.8(c)   Lease Agreements
Schedule 7.1 0(b) Labor Agreements
Schedule 7.11     Employee Plans
Schedule 7.12     Litigation
Schedule 7.13     Taxes
Schedule 7.17     Financial Statements (See attached statements and attachments)
Schedule 7.18     Changes or Events
Schedule 7.20     Environmental Compliance
Schedule 7.21     Insurance Policies
Schedule 7.24     Transactions with Certain Persons

This Share Purchase Agreement (the "Agreement") is made and entered on February 14, 2000 (the "Contract Date"), by and between Patagonia Corp. a company incorporated in Turks & Caicos With registered office at P.O. Box 290 Charter House, the Centre, Leeward Highway, Providenciales, British West Indies, ("Seller"), Ross Casabonne and Cherlynne Casabonne Jointly and Severally (hereinafter called "Casabonne") and Financial Management Group LLC a Nevada LLC authorized to do business in the State of California of 12399 Lewis Street, Suite 201 Garden Grove California 92840 and Financial Marketing Group LLC a California LLC or registration of Financial Management Group LLC (together the "Company") and Softcare EC.com, Inc. a British Columbia corporation or such assignee that is a subsidiary of Softcare EC.com, Inc. as Softcare EC.com, Inc. may in Its discretion provide ("Buyer") with an address at 107 980 West 1st Street, North Vancouver British Columbia, Canada, V7P 3N4, and where Patagonia Corp is sometimes called a "Shareholders".

                                  BACKGROUND:

Casabonne manages a business the shares of which are owned by the Seller. The business involves servicing credit counseling businesses in the United States of America and elsewhere. Based upon warranties and representations contained in this Agreement, the Buyer has agreed to purchase all of the shares in the Company from the Seller with the purpose of obtaining the cashflows of the Company currently and to develop and install, operate and market a vertical portal on the Internet for the credit counseling industry (the "Creditsolv Vertical Portal") ("collectively the "Business"). It is intended that Casabonne will apply full time efforts in the employ of the Buyer or a subsidiary thereof as the Buyer determines is appropriate to develop and implement the Creditsolv Vertical Portal in a timely manner. The peculiar marketing skills and history of Casabonne and their organization with the Company are an essential element of the basis for this Agreement. Seller and the Shareholders desire to sell and assign to Buyer and Buyer desires to purchase and acquire from Seller substantially all of the shares of the Company and all of the property and assets used or held for use in the operation of the Business upon the terms set forth in this Agreement (the "Transaction"). Accordingly, in consideration of the foregoing and of the mutual promises, covenants, and conditions set forth below, the parties agree as follows:
                                   ARTICLE 1.
                         DEFINITIONS
1.1 DEFINED TERMS. As used herein, the following terms shall have the following meanings:
"ACTIVE CUSTOMER CONTRACTS" shall have the meaning set forth in SECTION 7.9. "ADJUSTMENT DATE" shall have the meaning set forth in SECTION 5.2. "ADMINISTRATIVE VIOLATION" shall have the meaning set forth in SECTION 9.8. "AGGREGATE FAIR MARKET VALUE" shall have the meaning set forth in SECTION 4.3. "AGREEMENT" shall have the meaning set forth in the Preamble.
"APPLICABLE STOCK PRICE" shall have the meaning set forth in SECTION 4.2. "ASSETS" shall have the meaning set forth in SECTION 2.1.

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"ASSUMED DEBT" shall have the meaning set forth in SECTION 3.1 (b).
"ASSUMED LIABILITIES" shall have the meaning set forth in SECTION 3.1.
"BALANCE SHEET" shall mean the balance sheet of Seller, as of the date indicated thereon, together with the notes thereto, prepared in accordance with GAAP or as otherwise agreed in writing by the CFO of the Buyer as regards GAAP applicability.
"BUSINESS" shall have the meaning set forth in the Background.
"BUYER" shall have the meaning set forth in the Preamble.
"BUYER INDEMNITEES" shall have the meaning set forth in SECTION 12.1.1.
"BUYER STOCK" shall have the meaning set forth in SECTION 4.1.
"CASH PAYMENT" shall have the meaning set forth in SECTION 4.1.
"CLOSING" shall have the meaning set forth in SECTION 3.1
"CLOSING DATE" shall have the meaning set forth in SECTION 11.1.
"CLOSING DATE ADJUSTMENTS" shall have the meaning set forth in SECTION 5.2. "CLOSING DATE STOCK PRICE" shall have the meaning set forth in SECTION 4.2. "CLOSING WORKING CAPITAL" shall have the meaning set forth in Section 5.1.2. "CODE' shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
"CONTINGENT PAYMENT" shall have the meaning set forth in SECTION 4.2. "CONTINGENT PAYMENT DATE" shall have the meaning set forth in SECTION 4.2. "CONTINGENT PAYMENT DATE STOCK PRICE" shall have the meaning set forth in SECTION 4.2.
"CONTRACT DATE" shall have the meaning set forth in the Preamble.
"CONTRACTS" shall have the meaning set forth in SECTION 2.1.2.
"COVENANTS" shall have the meaning set forth in SECTION 6. 1.
"CUSTOMER CONTRACT" shall have the meaning set forth in Section 2.1.2.
"EMPLOYEE PLAN" shall have the meaning set forth in SECTION 7.11.
"EMPLOYMENT AGREEMENTS" shall have the meaning set forth in SECTION 6.2.
"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.
"ESTIMATED CLOSING DATE WORKING CAPITAL" shall have the meaning set forth in
SECTION 5.1.1.
"ENVIRONMENTAL LAWS" shall mean all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, legally binding decrees or other requirement of any governmental agency (including, without limitation, common law) regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health relating to handling of or exposure to any kind of hazardous substance, gasoline, or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, ureaformaldehyde insulation, asbestos or asbestos-containing materials, pollutants, contaminants, radioactivity, and any other materials or substances of any kind, whether solid, liquid, or gas, and whether or not any such substance is defined as hazardous under any law, that is regulated pursuant to any law or that could give rise to liability under any law, as has been, is now, or may at any time hereafter be, in effect.
"EXCLUDED ASSETS" shall mean those assets not included among the Assets purchased, as listed in SECTION 2.2.
"EXERCISE PRICE" shall have the meaning set forth in SECTION 4.1.
"FINANCIAL STATEMENTS" shall have the meaning set forth in SECTION 7.17.
"GAAP" shall mean United States generally accepted accounting principles consistently applied.
"HIRED EMPLOYEES" shall have the meaning set forth in SECTION 9.5.
"HSR ACT" shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
"INDEMNIFIED PARTY" shall have the meaning set forth in SECTION 12.1.3. "INDEMNITOR" shall have the meaning set forth in SECTION 12.1.3.
"INSURANCE POLICIES" shall have the meaning set forth in SECTION 7.21. "INTANGIBLE PROPERTY" shall have the meaning set forth in SECTION 2.1.8. "INTEREST EXPENSE" shall mean, with respect to any entity, for any period, the sum (without duplication) of (i) the interest expense of such entity and its subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount;
(b) the net cost under any interest rate protection agreement, future, option, swap, cap, or other interest rate hedge or arrangement (including any amortization of discounts); (c) the interest portion of any deferred payment obligation; (d) all commissions, discounts, and other fees and charges owed with respect to letters of credit, bankers' acceptance financing, or similar facilities; and (e) all accrued interest,

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and (ii) the interest component of any capitalized lease obligations paid or accrued by such person and its subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.
"INVENTORY" shall have the meaning set forth in SECTION 2. 1.10.
"IRS" shall mean the United States Internal Revenue Service.
HIT PRODUCTS AND SERVICES" shall have the meaning set forth in SECTION 12.1.1. "LEASE AGREEMENTS" shall have the meaning set forth in SECTION 7.8.
"LEASE CONSENTS" shall have the meaning set forth in Section 9.2.
"LETTER OF CREDIT" shall have the meaning set forth in SECTION 4. 1.
"LIENS" shall have the meaning set forth in SECTION 7.6.
"MAXIMUM AMOUNT" shall have the meaning set forth in SECTION 4.2.
"MINIMUM WORKING CAPITAL" shall have the meaning set forth in SECTION 5.1.
"NET INCOME" shall mean, with respect to any entity, for any period, the aggregate net income (or loss) of such entity and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication, (i) gains and losses from any sale of assets or abandonments or reserves relating thereto, and the related tax effects according to GAAP; (ii) items classified as extraordinary or non-recurring gains and losses, and the related tax effects according to GAAP; (iii) the net income (or loss) of any other entity acquired in a pooling of interests transaction accrued prior to the date it becomes a subsidiary of such first referred to entity or is merged or consolidated with it or any of its subsidiaries; (iv) the net income of any subsidiary of such entity to the extent that the declaration of dividends or similar distributions by that subsidiary of that income is restricted by contract, operation of law, or otherwise; and (v) the net income of any other entity, other than a subsidiary, except to the extent of the lesser of (a) dividends or distributions paid to such first referred to entity or its subsidiary by such entity and (b) the net income of such entity (but in no event less than zero), and the net loss of such entity shall be included only to the extent of the aggregate investment of the first referred to entity or a consolidated subsidiary of such entity.
"NON-CASH CHARGES" shall mean, with respect to any entity, for any period, the aggregate depreciation, amortization, and other non-cash expenses of such entity and its subsidiaries reducing the Net Income of such entity and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary or non-recurring item).
"NON-CONSENTED CONTRACT" shall have the meaning set forth in SECTION 12.4. "NOTE" shall have the meaning set forth in SECTION 4.1.
"OPTION AMOUNT" shall have the meaning set forth in SECTION 4. 1.
"OPTIONS" shall have the meaning set forth in SECTION 4.1.
"PAYMENT AT CLOSING" shall have the meaning set forth in SECTION 4.1.
"PAYMENT DATE" shall have the meaning set forth in SECTION 5.2.
"PERIOD ONE" shall have the meaning set forth in SECTION 4.2.
"PERMITTED CORRECTIVE ACTION" shall mean action to correct or repair a problem with a product or service that was previously provided to a customer pursuant to a Customer Contract, where such correction or repair is provided in the ordinary course of business and without the unreimbursed expenditure of more than a DE MINIMIS amount of funds (other than payroll) or commitment of a material amount of resources.
"PERIOD TWO" shall have the meaning set forth in SECTION 4.2.
"PERMITTED LIENS" shall have the meaning set forth in SECTION 7.6.
"PERSON" shall mean any individual, corporation, partnership, Limited Liability Company, joint venture, association, joint-stock company, trust, unincorporated organization, labor union or governmental authority.
"PERSONAL PROPERTY" shall have the meaning set forth in SECTION 2.1.6. "POST-CLOSING ESCROW" shall have the meaning set forth in SECTION 12.1.4. "PRE-CLOSING TAXES" shall have the meaning set forth in SECTION 3.2.
"REAL PROPERTY" shall have the meaning set forth in SECTION 2.1.7.
"RECORDS" shall have the meaning set forth in SECTION 2.1.9.
"REQUIRED CONSENT" shall have the meaning set forth in SECTION 10.2.5.
"SHARE" or "SHARES" means all of the issued and outstanding shares in the capital of the Company and more particularly XXX common shares free and clear of all encumbrances, charges, liens, claims or limitation that would affect the transfer of all rights with respect thereto to the Buyer;
"SELLER" shall have the meaning set forth in the Preamble.
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"SELLER INDEMNITEES" shall have the meaning set forth in SECTION 12.1.2.
"SHAREHOLDER" shall have the meaning set forth in the Preamble.
"TAX" or "TAXES" shall mean all federal, state, local, and foreign taxes, net or gross income, gross receipts, sales, use, transfer, franchise, employment, excise, stamp, personal property, real property, social security, unemployment, disability, registration, value added, estimated, alternative or add-on minimum taxes, or any other taxes of any kind whatsoever, (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax authority, whether as a primary obligor or as a result of being a "transferor" (within the meaning of Section 6901 of the Code and any corresponding state and local law) of another person.
"TAX RETURNS" shall mean all federal, state, local, and foreign tax returns, declarations, statements, reports, schedules, forms, and information returns and any amendments thereto.
"TOTAL CONSIDERATION" shall have the meaning set forth in SECTION 4. 1. "TRANSACTION" shall have the meaning set forth in the Background.
"WORKING CAPITAL" shall mean, with respect to accounting principles, current assets less current liabilities excluding owners' compensation liabilities, and the current portion of long-term debt.
"YEAR 2000 CONDITIONS" shall have the meaning set forth in Section 12.1.1.

                                   ARTICLE 11.
                        SHARES AND ASSETS TO BE CONVEYED

2.1 Shares and related Assets. On the Closing Date, subject to and in reliance upon the covenants, representations, warranties, and agreements set forth herein, and subject to the terms and conditions contained herein (including without limitation the terms and conditions of Section 12.4 regarding Seller's obligation to obtain any consent deemed by the Buyer to be reasonably necessary to confirm that the change in ownership of the Company is acceptable to material parties to business with the Company), Seller shall sell, assign, transfer and deliver to Buyer and Buyer shall purchase from Seller, all of the issued and outstanding Shares in the Company while ensuring that all of the assets used or held for use in the operation of the Business, other than Excluded Assets, including without limitation, the following are maintained in the Company (collectively, the "Assets"):
2.1.1 RECEIVABLES. All accounts and notes receivable (whether current or non-current), refunds, deposits, prepayments, or prepaid expenses.
2.1.2 CONTRACTS. All rights of Seller and/or Company or others for the benefit of the Business including, without limitation, those rights under (a) all agreements, contracts, or leases described on SCHEDULE 2.1.2; (b) such other contracts, agreements, or leases entered into by Seller and/or Company (i) with the written consent of Buyer, or (ii) in the ordinary course of business and consistent with past practice, between the date hereof and the Closing Date, that (x) are approved in writing by Buyer, (y) are new contracts for provision of products or services to customers of Seller and/or Company (such contracts, generally, "Customer Contracts"), or (z) do not impose obligations on Buyer for the payment of money in amounts in excess of three thousand dollars USF for any one contract or fifteen thousand dollars USF in the aggregate (the contracts, agreements, and leases described in clauses (a) and (b) are collectively referred to as the "Contracts") and always provided that those Contracts that provide payables and those Contracts that provide receivables offset each other such that net position of the Company at the closing is a positive number taking as well into consideration any doubtful accounts on both sides of the ledger.
2.1.3 WARRANTIES. All rights under or pursuant to all warranties, representations, and guarantees made by suppliers in connection with the Assets or services furnished to Seller and/or Company, to the extent such warranties, representations, and guarantees (i) are not required by Seller to fulfill its obligations under this Agreement and (ii) are assignable.
2.1.4 CLAIMS. All claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind relating to the Shares, Assets or the Assumed Liabilities, against any Person, including, without limitation, any liens, security interests, pledges or other rights to payment or to enforce payment in connection with products delivered or services provided by Seller and/or Company on or prior to the Closing Date.
2.1.5 PROMOTIONAL MATERIALS AND INTANGIBLES. All of Company's or its affiliates' rights in the copyrights, patents, trademarks, trade names, slogans, logos, service marks, computer software, magnetic media, data processing files, systems and programs, business lists, trade secrets, sales and
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operating plans of the Business and all goodwill of the Business, and other similar intangible property rights used or held for use in the Business and for clarity but not so as to limit the generality of the foregoing, the credit counseling software, the technical specifications for the credit counseling software package, the design for the Creditsolv Vertical Portal, including but not limited to the intangible property identified on SCHEDULE 2.1.5 (the "Intangible Property").
2.1.6 PERSONAL PROPERTY. All the fixed and tangible personal property used or held for use in the operation of the Business including, but not limited to, the equipment, hardware, software, furnishings, and vehicles listed on SCHEDULE
2.1.6 together with any replacements, improvements, or additions thereto made between the Contract Date and the Closing Date (the "Personal Property").
2.1.7 REAL PROPERTY. All right, title and interest in the real property used or held for use or necessary in the operation of the Business and owned, leased, or licensed by Seller, Company and its affiliates, as described in SCHEDULE 2.1.7, or acquired for the benefit of the Business by Company or Seller or its affiliates with the written consent of Buyer between the Contract Date and Closing Date (the "Real Property").
2.1.8 RECORDS. All records, including but not limited to all books of account, customer lists, supplier lists, computer programs and software, employee personnel files, engineering data, purchase orders, service logs, consultants' reports, budgets, marketing data, financial reports and projections, and sales, operating, and business plans, relating to or used in the Business and not pertaining solely to Seller's internal corporate affairs (the "Records").
2.1.9 INVENTORY. All inventory held by Company for resale, and all of Company's raw materials, works in process, finished products, wrapping, supply, and packaging items, in each case wherever the same may be located (collectively, "Inventory"). 2.2 EXCLUDED ASSETS. It is understood and agreed that the following assets shall not be among the Assets retained in the Company pursuant to this Agreement: NONE

                                  ARTICLE Ill.
                            ASSUMPTION OF LIABILITIES

3.1 LIABILITIES. Upon the terms and subject to the conditions contained herein, at the closing of the Transaction (the "Closing"), Buyer confirms that the Company shall be responsible for the following obligations of Company (the "Assumed Liabilities"):

(a) to the extent reflected in the Balance Sheet of Company as of the Closing Date, Company's accounts payable, deferred income, accrued expenses (excluding deferred compensation of any Shareholder), and to the extent included in the calculation of Working Capital used in the Balance Sheet, Company's shortterm debt (to be paid by Buyer when due) and without limiting the generality of the foregoing the following matters are specifically acknowledged and agreed upon:
(1) that current assets (generally for this purpose being cash + accounts receivable (being only receivables for software installed and services, support and maintenance delivered up to the Closing Date) + loans receivable + prepaid expenses all according to GAAP) less current liabilities (generally for this purpose being accounts payable + loans payable + payroll liabilities + Wells Fargo business line of credit but specifically excluding contingent liability on Company books of $25,000 for wrongful dismissal claim) (and excluding deferred salaries payable to Casabonnes) be equal to deferred salaries but not less than $30,OOOUSF and not greater than $45,OOOUSF; (ii) should the previously noted wrongful dismissal claim result in payment being due in any amount such amount will be paid by the Seller or Casabonnes in cash or offset of salaries or by reduction in the consideration payable by the Buyer for the purchase;

(b) long-term bank debt of Company, as listed in SCHEDULES 3.1 (b), including the current portion of such debt, in an amount up to ten thousand US dollars ($1O,OOOUSFunds) (the "Assumed Debt"), which may, at Buyer's discretion and subject to requisite consents, be paid by Buyer at Closing; provided that any fees, expenses, or penalties payable to the lender arising as a result of such repayment of the Assumed Debt shall be paid by Seller, and that the parties shall take all necessary action prior to the Closing date to release Seller and the Shareholders from any obligations, including guarantees, with respect to the Assumed Debt; and further that the Seller shall reimburse the Buyer for such Assumed Debt within 90 days of the date of closing;

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(c) the liabilities arising and accruing after and relating exclusively to the operation of the Business by Buyer after the Closing under the Contracts described in Section 2.1.2 above or of which the benefits are made available to Company and
(d) the obligation to perform Permitted Corrective Action with respect to services and products provided by Seller, prior to Closing, pursuant to Customer Contracts hereunder or of which the benefits are made available to Buyer by Seller in accordance with Section 12.4.
3.2 LIABILITIES NOT ASSUMED. Other than as specified above, Company shall not assume or undertake to pay, satisfy, or discharge any of Seller's liabilities, obligations, commitments, or responsibilities not expressly acknowledged by Buyer in this Agreement, including without limitation:
(a) all liabilities and obligations relating to operation of the Business or ownership or use of the Assets arising and accruing in respect of periods prior to the Closing;
(b) all liabilities and obligations arising under the Employee Plans, except to the extent otherwise expressly provided in Section 7.11 or other provisions of this Agreement;
c) all liabilities and obligations for fees and expenses incurred by or on behalf of Seller and/or Company in connection with the transactions contemplated by this Agreement, except to the extent that Buyer has specifically agreed to assume responsibility for such fees and expenses in this Agreement or any other written instrument;
(d) all liabilities arising out of or relating to the Excluded Assets including, without limitation, all Taxes of the Seller and/or Company for periods ending on or prior to the Closing Date and for periods beginning prior to and ending after the Closing Date to the extent such Taxes are attributable to the portion of such period ending on the Closing Date, ("Pre-Closing Taxes");
(e) all liabilities and obligations for which Seller has expressly assumed responsibility pursuant to this Agreement; and
(f) all liabilities and obligations relating to former employees of Seller and/or Company no longer employed by Seller and/or Company as of the close of business on the Closing Date.

                                   ARTICLE IV.
                           PURCHASE PRICE AND PAYMENT

4.1 TOTAL CONSIDERATION AND TERMS. The aggregate consideration for the Shares to be purchased by Buyer hereunder and for the Covenants (the "Total Consideration") will, subject to adjustments as provided in Sections 3 and 4.2 and Article V, consist of:
(a) subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, issue and allot 100,000 common shares in the capital of the Buyer to the Seller (the 'First Shares"). The First Shares will be issued subject to a hold period of two years from the date of issuance such hold period to be specified in a pooling agreement exhibited to this Agreement and to specify the terms affecting both these shares and any other shares issued pursuant to other terms of this Agreement. If the required regulatory approvals or securities laws prohibit or otherwise impair the issuance of the First Shares then the parties will take all reasonable steps resolve any such limitations and
(b) upon establishment of the First Stage of the Creditsolv Vertical Portal (First Stage means completion of the basic E-services package) to the reasonable satisfaction of the Buyer and subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, the issuance to the Seller of a further 95,000 common shares of the Buyer (the "Second Shares"). The Second Shares will similarly be subject to a hold period of two years from the date of the issuance of the First Shares or the issuance of the Second Shares which ever is acceptable to the applicable regulatory authorities PLUS a completion bonus of US$12,000 upon confirmation by Buyer of satisfactory completion of design of Creditsolv Vertical Portal;
(c) upon the Creditsolv Vertical Portal itself generating US300,000 dollars in any month in confirmed contracted enforceable recurring monthly revenues, and subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, the issuance to the Seller of a further 55,000 common shares of the Buyer (the "Third Shares"). The Third Shares will not be subject to a hold period unless required by regulatory authorities.
(d) upon the Creditsolv Vertical Portal itself generating US1,000,000 dollars in any month in confirmed contracted enforceable recurring monthly revenues, and subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, the issuance to the

Seller of a further 50,000 common shares of the Buyer (the "Fourth Shares"). The Fourth Shares will not be subject to a hold period unless required by regulatory authorities.
(e) deferred salaries for Casabonnes referenced in Section 3 and elsewhere are to amount to not less than $30,000 and not more than $45,000 depending upon adjustments provided for in this agreement and shall be paid as to $30,000 on the Closing Date and to a maximum of $7,500 on June 1, 2000 and the balance on August 1, 2000.
4.2 VALUATION AND IRS INDEMNITY. Buyer and Seller agree that the aggregate fair market value of the Shares (the "Aggregate Fair Market Value") based on Company's/Seller's Financial Statements for the period ending FEBRUARY 29, 2000 would be as attached hereto as Exhibit C. Buyer MAY file with income Tax Return for the tax year in which the Closing occurs, EITHER IN CANADA OR THE USA AS THE BUYER DETERMINES, IF USA containing the information agreed upon by the parties pursuant to the immediately preceding sentence as updated due to any changes to Working Capital or to any changes by Seller between now and Closing, which shall be agreed to by Buyer and Seller prior to filing. THE SELLER HAS REPRESENTED it and its principal(s) is/are not resident(s) of the USA and accordingly is/are not filing IRS returns. Seller and Casabonne (arising out of and in part consideration for the employment of Casabonne by the Buyer) indemnify and save the Buyer harmless from any and all claims, costs, damages, expenses whatsoever that may accrue or be assessed or awarded against Buyer or the Company in relation to the Seller's tax situation. All the terms of the indemnities in this Agreement shall apply to this particular indemnity. Buyer agrees to report the purchase of the Shares, and Seller agrees to report the sale of such Shares on all applicable foreign, federal, state, and local Tax Returns in a manner consistent with the information agreed upon by the parties pursuant to this Section and contained in its forms. Buyer and Seller agree that if there is an increase or decrease in the Purchase Price after the taxable year that includes the Closing Date as a result of an adjustment pursuant to Section 4.1, 4.2 or
12.1 of this Agreement, then the Seller's amount realized with respect to, and the buyer's cost of, the Assets shall be allocated by the Buyer and Seller in a manner that is consistent with the information agreed upon by the parties pursuant to this Section and in accordance with the regulations issued under the Code. In such an event, Buyer shall file a supplemental share acquisition statement that is consistent with the information agreed upon by the parties pursuant to the immediately preceding sentence with its respective income Tax Return for the taxable year in which the increase or decrease, as the case may be, is properly taken into account. Notwithstanding any other provision of this Agreement, the provisions of this Section 4.2 shall survive the Closing without limitation.

                                   ARTICLE V.
                           PRORATIONS AND ADJUSTMENTS

5.1 WORKING CAPITAL ADJUSTMENT.
(a) At Closing, Seller shall deliver to Buyer a certificate certifying its best good-faith estimate of the amount of Seller's aggregate Working Capital as of the Closing Date on a consolidated basis (the "Estimated Closing Date Working Capital"). In the event that the Estimated Closing Date Working Capital is less than the amount of Working Capital reflected on the Balance Sheet adjusted as provided for in this Agreement and provided to Buyer by Seller (the "Minimum Working Capital"), the Total Consideration will be reduced on a dollar-for-dollar basis in an amount equal to such deficiency.
(b) Within sixty (60) business days after Closing, Buyer shall conduct or have conducted its expense an audit of the Company and Business sufficient to determine Working Capital as of the close of business on the day immediately preceding the Closing Date (the "Closing Working Capital"), and shall deliver a statement of the Closing Working Capital to Seller. If (i) Closing Working Capital exceeds Estimated Closing Date Working Capital, then Buyer shall pay to Seller an amount equal to such excess, and (ii) Estimated Closing Date Working Capital exceeds Closing Working Capital, then Seller shall pay Buyer an amount equal to such excess, in either case within ten (10) business days after the delivery of the statement of Closing Working Capital to Seller, together with interest thereon from the Closing Date to the date of payment at the prime rate of interest as published in the Money Rates column of the Eastern Edition of the Wall Street Journal (or the average of such rates if more than one rate is indicated) as of the Closing Date. If Closing Working Capital is equal to Estimated Closing Working Capital, then neither Buyer nor Seller shall owe any amount to the other Party pursuant to this section. 5.2 Proration. The operation of the Business and the income and normal operating expenses, including without limitation assumed liabilities and prepaid expenses, attributable thereto through 11:59 p.m. of the day prior to the Closing Date (the "Adjustment Date") shall be for the account of Buyer and thereafter for the account of Buyer. Expenses for goods or services received both before and after the Adjustment Date, interest expenses, Taxes and assessments, power and utilities charges, and rents and similar prepaid and deferred items shall be prorated between Seller and Buyer as of the Adjustment Date (the "Closing Date Adjustments"). All special assessments and similar charges or liens imposed in respect of any period of time through the Adjustment Date, whether payable in installments or otherwise, shall be the responsibility of Seller, and amounts payable with respect to such special assessments, charges or liens in respect of any period of time after the Adjustment Date shall be the responsibility of Buyer, and such charges shall be adjusted as required hereunder. Three (3) days prior to the Closing Date, Seller shall estimate all apportionments pursuant to this Article V and shall deliver a statement of its estimates to Buyer (which statement shall set forth in reasonable detail the basis for those estimates). At the Closing, Buyer shall pay to Seller, or Seller shall pay to Buyer, as the case may be, the net amount due as a result of the estimated apportionments (excluding any item that is in dispute). By ninety (90) days after the Closing Buyer shall deliver to Seller a statement of any adjustments to Seller's estimate of the apportionments, and Buyer shall pay to Seller, or Seller shall pay to Buyer, as the case may be, any amount due as a result of the adjustment (or, if there is any dispute, the undisputed amount). If Seller disputes Buyer's determinations, or if at any time after delivery of Buyer's statement of determinations, either party determines that any item included in the apportionments is inaccurate, or that an additional item should be included in the apportionments, the party shall confer with regard to the Matter and an appropriate adjustment and payment shall be made as agreed upon by the parties (or, if they are unable to resolve the matter, they shall select a firm of independent certified public accountants to resolve the matter, whose decision on the matter shall be binding and whose fees and expenses shall be borne equally by the parties). If the amount of Taxes for any period that begins before and ends after the Closing Date, which are to be prorated pursuant to this Section, are not known three days prior to the Closing Date, then the amount of such Taxes will be estimated as of such date. If the amount of such Taxes is not known by sixty days after the Closing Date, once the amount of such Taxes is known, Buyer shall pay to Seller, or Seller shall pay to Buyer, as the case may be, the net amount due as a result of the actual apportionment of such Taxes. All amounts due pursuant to this subsection that are not paid on the Closing Date or the Payment Date shall bear interest until paid at a rate per annum equal to generally prevailing prime interest rate (as reported by The Wall Street Journal) plus five percent (5%). For purposes of this Agreement, in the case of Taxes that are payable with respect to any period that begins before and ends after the Closing Date, the portion of such Taxes payable for the period ending on the Closing Date shall be (a) in the case of any Tax based upon or measured by income, and in the case of sale or use tax, the amount which would be payable if the taxable year ended as of the end of the Closing Date and (b) in the case of any other Tax, such as property, the amount of such tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

                                   ARTICLE VI.
                          RELATED AGREEMENTS AT CLOSING

6.1 NON-COMPETITION. As further consideration of the agreements set forth herein and sale by Seller of the Assets, at the Closing, Seller and Casabonne shall enter into a Business Protection Agreement and related Employment Agreement with Buyer in the form attached hereto (collectively, the "Covenants"). The Covenants shall become effective as of the Closing Date and shall continue in effect for a period equal to the longer of: (i) one (1) year from the termination of the Covenantor's employment with Buyer but at least and (ii) two (2) years after the Closing Date.
6.2 EMPLOYMENT OF CASABONNE. At Closing, Buyer will enter into two-year employment agreements, in the form attached hereto (collectively, the "Employment Agreements"), with (i) Ross Casabonne, pursuant to which Ross Casabonne will serve as sales manager of Buyer's Creditsolv Vertical Portal development team and international marketing sales representative, for a base salary of US$1 0,000 per month plus US$600.00 per month car allowance together with commissions and bonuses and (ii) Cherlynne Casabonne will serve as design and sales executive of the Buyer's Creditsolv Vertical Portal development team, for a base salary of US$8,000 per month plus US$600.00 per month car allowance as well as bonuses.

                                  ARTICLE VII.
          REPRESENTATIONS AND WARRANTIES OF SELLER AND THE SHAREHOLDERS

Seller and Casabonne make the following representations and warranties, all of which have been relied upon by Buyer in entering into this Agreement and, except as otherwise specifically provided, all of which shall be true and correct at Closing.
7.1 ORGANIZATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Turks & Caicos and is duly qualified to do business in, and is in good standing under, the laws of that jurisdiction and has full power and authority to own the Assets and to conduct the Business as currently conducted and proposed to be conducted and to enter into and perform this Agreement. The address of Seller's chief executive offices, all of Seller's additional places of business, and the locations of all tangible personal property included in the Assets are listed in SCHEDULE 7.1. Except as set forth in Schedule 7.1, during the past five (5) years, Seller has not been known by or used any corporate, partnership, fictitious, or other name in the conduct of the Business or in connection with the use or operation of the Assets.
Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada and is duly qualified to do business in, and is in good standing under, the laws of that California and has full power and authority to own, lease, and operate the Assets and to conduct the Business as currently conducted and proposed to be conducted and to enter into and perform this Agreement. The address of Company's chief executive offices, all of Company's additional places of business, and the locations of all tangible personal property included in the Assets are listed in
SCHEDULE 7.1. Except as set forth in Schedule 7.1, during the past five (5) years, Company has not been known by or used any corporate, partnership, fictitious, or other name in the conduct of the Business or in connection with the use or operation of the Assets.
7.2 AUTHORIZATION. The execution and delivery of this Agreement by Seller and Company has been duly authorized by all necessary corporate action on its part. Seller and Company will deliver evidence of such authorization at Closing. This Agreement has been duly executed by Seller and Company and delivered to Buyer and constitutes the legal, valid and binding obligation of Seller and Company, enforceable against Seller and Company in accordance with its terms, except as limited by laws affecting the enforcement of creditors' rights generally or equitable principles.
7.3 NO BREACH. None of (i) the execution, delivery and performance of this Agreement by Seller and Company, (ii) the consummation of this Agreement and all other documents or instruments related thereto or executed in connection therewith or in contemplation of the Transaction, or (iii) Seller's and Company's compliance with the terms and conditions hereof will, with or without the giving of notice or the lapse of time or both, conflict with, breach the terms and conditions of, constitute a default under, or violate Seller's or Company's certificate of incorporation or bylaws; any judgment, decree, order, injunction, agreement, lease, or other instrument to which Seller and/or
Company is a party or by which Seller and/or Company is legally bound; or any law, rule, or regulation applicable to Seller and/or Company, the Assets, or the operation of the Business.
7.4 GOVERNMENTAL AUTHORIZATIONS. There are no licenses, permits, or other authorizations used or necessary to lawfully operate the Business in the manner and to the full extent as now operated except city and county business licenses.
7.5 CONSENTS. Assuming the truth and completeness of the representations and warranties of Buyer contained in this Agreement, no consent, approval, or authorization of, or designation, declaration or filing with, any governmental authority or other third party is required with respect to Seller's and/or Company's or any Shareholder's execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for consent to assign any of the Contracts, as reflected herein.
7.6 TITLE TO ASSETS. Except as set forth on SCHEDULE 7.6(a), Seller and/or Company has good and marketable title to the Assets, in the case of owned Assets, and a valid leasehold interest, in the case of leased Assets, in each case free and clear of all debts, liens, charges, security interests, mortgages, deeds of trust, pledges, judgments, trusts, adverse claims, liabilities, collateral assignments, leases, easements, covenants, encumbrances, and other impairments of title ("Liens"), other than as set forth on Schedule 7.6(a). At Closing, Seller shall convey to Buyer good and marketable title to the Shares free and clear of all Liens other than those set forth on Schedule 7.6(b) ("Permitted Liens").

7.7 CONDITION OF PERSONAL PROPERTY. The Personal Property listed on SCHEDULE
2.1.6 constitutes all of the personal property that is used, held by the Company or others for use in, or necessary to operate the Business as now operated. The Personal Property is in good operating condition and repair (reasonable wear and tear excepted), is performing satisfactorily, is not in need of repair, has been properly maintained in accordance with the manufacturers' recommendations and industry practices, is available for immediate use and is otherwise sufficient to permit the Business to operate as now operated.
7.8 CONDITION OF REAL PROPERTY (Including Leases under negotiation)
(a) The Real Property listed on SCHEDULE 2.1.7 constitutes all the real property used by Company or others in connection with the operation of the Business. Seller does not own any Real Property.
(b) Except as set forth on SCHEDULE 7.8(b), neither Seller, any Shareholder, nor any affiliate thereof owns or has owned any Real Property that is or has been used or held for use in conjunction with the Business. Except as set forth on
SCHEDULE 7.8(b), all Real Property that is being or has been used in conjunction with the Business has been leased Real Property.
(c) The leased Real Property is leased at the rates and for terms ending on the dates shown on SCHEDULE 7.8(c) pursuant to the agreements described in SCHEDULE
2.1.2 (the "Lease Agreements"), which are the sole and complete agreements concerning Seller's and/or Company's use of the leased premises. Each Lease Agreement is legal, valid, binding, enforceable, and in full force and effect. Neither Seller, Company nor any other party is in default, violation, or breach in any respect under any Lease Agreement, and no event has there occurred and is there continuing an event that constitutes or, with notice or the passage of time or both, would constitute a default, violation, or breach thereunder. No amount payable under any Lease Agreement is past due. Seller and/or Company has not received any notice of a default, offset, or counterclaim under any Lease Agreement or any other communication asserting non-compliance with any Lease Agreement. Company has the exclusive right to use and occupy the premises leased under each Lease Agreement. Company enjoys peaceful and undisturbed possession of the premises leased by Company under each Lease Agreement. Except as set forth on SCHEDULE 7.8(c), the Lease Agreements are free and clear of all Liens, except for lessors' interests in the leases. Company has delivered to Buyer, true and complete copies of the Lease Agreements, together, in the case of any subleases or similar occupancy agreements, with copies of all overleases.
(d) All utilities that are required for the full and complete occupancy and use of the Real Property for the purposes for which such properties are presently being used by Company, including without limitation electric, water, sewer, telephone, and similar services, have been connected and are in good working order. By the Closing Date, Company will have paid all charges for such utilities, including without limitation any "tie-in' charges or connection fees, except for those charges that will not become due until after the Closing Date and that are to be prorated between Seller and Buyer pursuant to Article V.
7.9 CONTRACTS. The Contracts are all of the agreements (i) currently in effect to which Company is a party, and (ii) necessary to operate the Business as it is presently operated. Subject to Seller receiving consent to assign those Contracts for which such consent is required, the Contracts are assignable to Buyer on terms and conditions no less favorable than those in effect on the date hereof. Each Contract is in full force and effect and is unimpaired by any acts or omissions of Company, Seller's and/or Company's employees, agents, officers, directors or shareholders. Company has complied in all material respects with all Contracts to be purchased by Buyer by virtue of the Agreement, and there has not occurred as to any Contract any default by Company or any event that, with notice or the lapse of time or otherwise, could become a default by Company. Company has not granted or been granted any waiver or forbearance with respect to any of the Contracts. To the best knowledge of Seller and/or Company, there has not occurred as to any Contract any default by any other party thereto or any event that, with notice or the lapse of time or at the election of any person other than Company, could become a default by such party. Those Contracts whose stated duration extends beyond the Closing Date will, at Closing, be in full force and effect and will be unimpaired by any acts or omissions of Seller and/or Company, Seller's and/or Company's agents, employees, officers, directors or shareholders. Schedule 2.1.2 lists all contracts to which Company is a party for the benefit of the Business other than those described in Section 2.1.2(b).
Schedule 2.1.2 also indicates which Contracts (of those that are available) require consent of any other party in order to be assigned to Buyer. Customer Contracts under which products or services have been ordered but either have not yet been delivered or were delivered within 30 days prior to the date hereof ("Active Customer Contracts") are also designated on Schedule 2.1.2. Except for certain Customer Contracts, Seller and/or Company has provided to Buyer true and correct copies of all 13 written Contracts, as modified to date, or true and complete memoranda describing the terms of all oral Contracts, and all liabilities and obligations under such Contracts can be ascertained from such copies or memoranda. All of the Customer Contracts of which copies have not been provided to Buyer, and which are in effect or as to which any provision or liability survives, contain or are subject to terms and conditions providing no materially greater benefit, obligation, or liability than as set forth in the forms of customer contracts included as Exhibit F, without material addition or alteration. The Contracts as amended through the date of this Agreement will not be modified without Buyer's written consent, which consent shall not be unreasonably withheld.
7.10 EMPLOYEES.
(a) Seller and/or Company has furnished to Buyer a true and complete list of all persons employed by Seller and/or Company in conjunction with the Business, each such person's compensation and bonus arrangements and the Employee Plans listed in SCHEDULE 7.11, if any, applicable to each such person, and the allocation of Options to each such person, if any, as determined by Seller and/or Company. Seller and/or Company is not a party to any agreement or arrangement, written or oral, with salaried or non-salaried employees except as described in such information provided to Buyer or in SCHEDULE 7.11 or included among the Contracts. Seller and/or Company has no knowledge that any employee identified to Buyer currently plans to terminate employment, whether by reason of the transactions contemplated by this Agreement or otherwise.
(b) Except as disclosed in SCHEDULE 7.1 0(b), Seller and/or Company is not a party to or subject to any Contract with any labor organization, nor has Seller and/or Company agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any of Seller's and/or Company's employees. Seller and/or Company has no knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of Company. There are no unfair labor practice charges pending or, to the best of Seller's and/or Company's knowledge, threatened against Company; there are no pending or threatened strikes, arbitration proceedings involving labor matters or other labor disputes affecting Company or the Business; and Company has not experienced any strikes, work stoppages or other significant labor difficulties of any nature in the past two (2) years.
7.11 EMPLOYEE BENEFIT PLANS. SCHEDULE 7.11 sets forth a true and complete list of each employee or retiree benefit or compensation plan within the meaning of
Section 3(3) of ERISA, or compensation, bonus, incentive, deferral, equity based, severance, termination, retention, change in control, employment, consulting or other similar program, agreement, arrangement, trust or other funding arrangement, whether or not subject to the provisions of ERISA, to which Company is bound or that is or has been established or maintained or in respect of which Company has ever had any obligation to contribute (each, an "Employee Plan"). Except pursuant to an Employee Plan, Company has no fixed or contingent liability or obligation to or in respect of any current or former employee, consultant or director of Company or any beneficiary or dependent of any such person, including, without limitation, in respect of pension or thrift benefits or payments, individual or supplemental pension benefits or payments or compensation arrangements, contributions to hospitalization or other health, life or other welfare benefits, incentive benefits or payments, bonus benefits or payments or vacation, sick leave, disability and termination benefits or payments, including workers' compensation. No trade or business (whether or not incorporated) is or has been as of any date within the preceding six (6) years treated as a single employer together with Company pursuant to Section 414 of the Code. Company has not incurred or does not reasonably expect to incur (either directly or indirectly, including as a result of any indemnification obligation) any liability that could become a liability of Buyer or, following the Closing, remain a liability of the Business under or pursuant to Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code relating to employee benefit plans and, to the best knowledge of Seller and/or Company, no event, transaction or condition has occurred or exists which could result in any such liability. Each of the Employee Plans has been operated and administered in all respects in accordance with all applicable laws, including but not limited to ERISA and the Code. It is expressly understood that buyer is not assuming any obligation of Company under or with respect to any Employee Plan, including without limitation any obligation to pay any fee, tax, or charge in respect of any Employee Plan arising as a result of the Transaction or of termination or cancellation of any Employee Plan.
7.12 LITIGATION. Except as set forth on SCHEDULE 7.12, there is no unsatisfied judgment outstanding and no litigation, proceeding, claim or investigation of any nature pending or, to Seller's and/or Company's best knowledge, threatened against Company, any Shareholder, or any of the Assets which might 14 adversely affect the continued operation of the" Business or impair the value of the Assets or which might adversely affect Company's ability to perform in accordance with the terms of this Agreement. Company has no knowledge of any facts that could reasonably result in any such proceedings. With respect to each matter set forth therein, Schedule 7.12 sets forth a description of the forum for the matter, the parties thereto and the type and amount of relief sought.
7.13 TAXES. Except as set forth on SCHEDULE 7.13:
(a) Company and Seller have duly filed IN THE ORDINARY COURSE OF BUSINESS with the appropriate Tax authorities all Tax Returns required to be filed by it on or prior to the date hereof, and such Tax Returns are true, complete, and correct in all material respects. Company and Seller have paid in full all Taxes that accrue or are payable by Company and Seller in respect of taxable periods that end on or before the Closing Date and
(ii) in respect of any taxable period that begins before the Closing Date and ends thereafter, to the extent that such Taxes are attributable to the portion of such period ending on the Closing Date, except to the extent (i) such Taxes are to be prorated under Section 5.2 of this Agreement or (ii) the amount of such Taxes are included in the Calculation of Working Capital pursuant to
Section 5.1 of this Agreement. All Taxes that Company and Seller has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be (prior to the Closing Date) duly paid to the proper Tax authority, excluding current payroll taxes which will be paid by the Seller at the appropriate time;
(b) There is no audit or other matter in controversy with respect to any Taxes due and owing by Company and/or Seller, and there is no Tax deficiency or claim assessed or, to the best of the Company's and/or Sellers' knowledge, proposed or threatened (whether orally or in writing) against Company and/or Seller;
(c) No claim has ever been made by an authority in a jurisdiction where Company and/or Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction;
(d) There are no liens for Taxes (other than for current Taxes not yet due and payable) on the Assets;
Company and Seller has paid in full or discharged all Taxes the nonpayment of which would result in a lien or other encumbrance on the Assets in the hands of the Buyer, excepting in each case such Taxes as will not be due until after the Closing Date.
7.14 COMPLIANCE WITH LAWS. Seller, Company and Casabonne have complied in all material respects with, and are not in violation of any federal, state, or local laws, regulations, or orders (including any applicable statutes, ordinances, or codes relating to zoning and land use, health and sanitation, environmental protection, occupational safety, and the use of electrical power) affecting the Shares, Assets or the Business. Without limiting the generality of the foregoing:
(a) Seller and Company have, in the conduct of the Business, complied in all material respects with all applicable laws, rules and regulations relating to the employment of labor, including those concerning wages, hours, equal employment opportunity, collective bargaining, pension and welfare benefit plans, and the payment of Social Security and similar taxes, and Company and Seller are not liable for any arrearages of wages or any tax penalties due to any failure to comply with any of the foregoing.
(b) All reports, tax returns, and other documents required to be filed by Company and Seller or, to the extent related to the Business or the Shares or Assets, by all Shareholders, with any governmental authorities have been filed. All information contained in the foregoing documents is true, complete and accurate in all material respects.
7.15 INSOLVENCY PROCEEDINGS. Neither Company or Seller nor the Shares or Assets are the subject of any pending or threatened insolvency proceedings of any character, including without limitation bankruptcy, receivership, reorganization, composition, or arrangement with creditors, voluntary or involuntary. Company or Seller has not made an assignment for the benefit of creditors or taken any action in contemplation of or which would constitute a valid basis for the institution of any such insolvency proceedings. After giving effect to the Transaction, Company (i) will have sufficient capital to carry on its business and transactions, (ii) will be able to pay its debts as they mature or become due, and (iii) will own assets the fair value of which will be greater than the sum of all liabilities (including contingent liabilities) of Company not specifically assumed by Buyer pursuant to the terms of this Agreement. Company and Seller are not insolvent nor will it become insolvent as a result of entering into this Transaction.
7.16 PATENTS, TRADEMARKS, COPYRIGHTS. All Intangible Property and all rights therein, including registrations and applications to register or renew the registrations of any of the foregoing, currently used to promote or identify the Business or otherwise used in connection with the Business, are listed or described on SCHEDULE 2.1.7. The Intangible Property is either owned or validly licensed by Company, and SCHEDULE 2.1.7 identifies which Intangible Property is so owned and which is licensed, and if licensed, the royalties paid thereon and the parties paid thereunder. Company and Seller do not have any knowledge, nor has Company or Seller or Casabonne received any notice to the effect that its use of any of the Intangible Property may be or are claimed to infringe on the right of another. Company, Seller and Casabonne have no knowledge of any infringement or unlawful or unauthorized use of such Intangible Property. The Business does not infringe any copyright, patent, trademark, trade name, service mark, or other similar right of any third party. Except as reflected in the Contracts, Company has not sold, licensed, or otherwise disposed of any Intangible Property to any person or entity and Company has not agreed to indemnify any person or entity for any patent, trademark, or copyright infringement. SCHEDULE 2.1.7 lists all of the Intangible Property which has been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office and United States Copyright Office or other filing offices, domestic or foreign.
7.17 FINANCIAL STATEMENTS; ABSENCE OF UNDISCLOSED LIABILITIES. Seller and Casabonne have furnished Buyer with the financial statements listed or described on SCHEDULE 7.17 (the "Financial Statements"). The year-end Financial
Statements:
(i) have been prepared in accordance with GAAP on a consistent basis throughout the periods involved and as compared with prior periods and (ii) fairly and accurately reflect the financial condition and the results of operations and cash flows of the Business as of the dates and for the periods indicated. The monthly and other interim Financial Statements, including the Balance Sheet of Seller as of the Closing Date: (i) except as set forth on SCHEDULE 7.17, have been prepared in accordance with GAAP on a consistent basis throughout the periods involved (except to the extent noted thereon) and on a basis consistent with the year-end Financial Statements; and (ii) fairly and accurately reflect the financial condition and the results of operations and cash flows of the Business as of the dates and for the periods indicated in all material respects. Except as reflected in the Financial Statements or otherwise disclosed to Buyer in writing, no event has occurred since the preparation of the most recent Financial Statements that would make such Financial Statements misleading in any respect. Except as set forth on SCHEDULE 7.17, the Business has no material liabilities except for liabilities and obligations (a) reflected or reserved for on the most recent interim Financial Statements provided to Buyer or (b) that have arisen since the date of such Financial Statements in the ordinary course of the operation of the Business and consistent with past practice of Company (all of which are liabilities similar in type to those reflected on such Financial Statements).
7.18 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date the interim Financial Statements provided to Buyer were prepared, except as disclosed on SCHEDULE 7.18, there has not been any:
(a) as of the date hereof, material adverse change in the operations, condition (financial or otherwise), assets, or liabilities of Company or the Business;
(b) except for normal periodic increases in the ordinary course of business consistent with past practice, increase in the compensation payable or to become payable by Company to any of its officers, employees, or agents, (ii) bonus, incentive compensation, service award, or other like benefit granted, made or accrued, contingently or otherwise, for or to the credit of any of officer, employee, or agent of Company and/or Seller, (iii) employee welfare, pension, retirement, profit-sharing or similar payment or arrangement made or agreed to by Company and/or Seller for any officer, employee, or agent of Company except pursuant to the existing plans and arrangements described in the Schedules hereto, or (iv) new employment agreement to which Seller is a party,
(c) addition to or modification of the Employee Plans of Company, arrangements or practices affecting employees other than (i) contributions made for 1999 in accordance with the normal practices of Company or (ii) the extension of coverage to other employees who became eligible after the date of the most recent Financial Statements provided to Buyer;
(d) sale, assignment, or transfer of any material assets of Company other than in the ordinary course;
(e) cancellation of any indebtedness or waiver of any rights of substantial value to Company (other than accounts receivable), whether or not in the ordinary course of business;
(f) amendment, cancellation, or termination of any Contract, license, or other instrument material to
 Company or the Business;
(g) capital expenditure or commitments for capital expenditures or the execution of any lease by Company involving payments in excess of Fifty Thousand Dollars ($50,000) in the aggregate;

(h) failure to operate the Business in the ordinary course so as to use reasonable efforts to preserve the Business intact, to keep available the services of all officers, employees, or agents of Company, and to preserve the goodwill of Company's suppliers, customers, and others having business relations with Company;
(i) change in accounting methods or practices by Company;
(j) revaluation by Company of any of the Assets, including without limitation, writing off notes, inventory, or accounts receivable (other than, in the case of accounts receivable, in the ordinary course of business and so as not to exceed Company's reserve for bad debt as reflected in Company's most recent balance sheet);
(k) damage, destruction, or loss (whether or not covered by insurance) adversely affecting the Business or any of the Assets; or
(l) indebtedness incurred by Company for borrowed money or commitment to borrow money entered into by Company, or any loans made or agreed to be made by Company.
--REMOVED--7.19. SUFFICIENCY OF ASSETS. The Assets are sufficient to operate the business as it is now operated.
7.20 ENVIRONMENTAL PROTECTION. Except as set forth on Schedule 7.20: (i) Company is, and at all times has been, in compliance in all material respects with all Environmental Laws. There are no consent decrees, consent orders, judgments, judicial or administrative orders, agreements with, or liens by, any governmental agency or quasi-governmental entity relating to any Environmental Laws that regulate, obligate, or bind Company. Neither Company nor Seller nor Casabonne have released any person from any claim under any Environmental Laws or waived any rights concerning any environmental condition. Company has given all material notices and warnings, made all material reports, and has kept and maintained all material records required by," and in compliance in all material respects with, all Environmental Laws.
7.21 INSURANCE. SCHEDULE 7.21 contains an accurate and complete description of all policies of property, fire, and casualty, product liability, workers' compensation, errors and omissions and other forms of insurance held by the Company ("INSURANCE POLICIES"). True, correct and complete copies of such Insurance Policies have been made available to Buyer. All policies listed on
SCHEDULE 7.21 (i) are valid, outstanding, and enforceable policies, (ii) provide coverage for the Assets and the operations of the Business for all material risks normally insured against by an entity carrying on the same business as Company, and (iii) will not terminate or lapse by reason of the Transaction. The Company has not received (i) any notice of cancellation of any policy described in this Section or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder. The Insurance Policies shall not be assigned to Buyer.
7.22 BROKERS' FEES. No broker, finder, investment banker or other person or entity is entitled to any brokerage fee, finders' fee or other commission for which Buyer could become liable in connection with the Transactions based upon arrangements made by Company or any Shareholder.
7.23 NO OTHER AGREEMENTS TO SELL THE SHARES OR ASSETS. None of Seller, Company or Casabonnes are subject to any commitment or legal obligation, absolute or contingent, other than to Buyer, to sell, assign, transfer, or effect a sale of any of the Shares or any Assets, to effect any merger, consolidation, liquidation, dissolution, or other reorganization of Company, or to enter into any agreement or cause the entering into of an agreement with respect to any of the foregoing.
7.24 TRANSACTIONS WITH CERTAIN PERSONS. Except as set forth on SCHEDULE 7.24, no officer, director, or employee of Company and/or Seller nor any member of any such person's immediate family is presently, or within the past year has been, a party to any transaction with Company and/or Seller, including without limitation, any contract, agreement, or other arrangement (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services as officers, directors, or employees of Company) any such person or corporation, partnership, trust, or other entity in which any such person has an interest as a shareholder, officer, director, trustee, or partner. Furthermore, except as set forth on SCHEDULE 7.24, Company has no liability or obligation to make any payment on behalf of or for the benefit of any of the Shareholders, or any officer, director, or employee of Seller or any such person's immediate family that is not directly related to, and in furtherance of, the Business. 17

7.25 ACCOUNTS RECEIVABLE. The amount of accounts receivable, unbilled invoices, and other debts due or recorded in the records and books of account of Company as being due to Company as of the Closing Date will be, subject to the reserves reflected on the interim Financial Statements and except for accounts receivable required to be written off due to the insolvency of a debtor of Company, good and collectible in full in the ordinary course of business and in any event not later than: (i) in the case of accounts receivable for sales of its products, the dates for payment in the current payment schedule used and (ii) in the case of all other accounts, one hundred (100) days after the Closing Date; and to the knowledge of the Shareholders and Seller's and/or Company, none of such accounts receivable or other debts is subject to any counterclaim or set-off except to the extent of any such reserve. Since the date of the interim Financial Statements, Company has not made any change in its credit policies nor has it materially deviated from its credit policies.
7.26 INVENTORY. Each item of Inventory reflected on the Financial Statements (a) is owned by Company free and clear of all encumbrances, except for Permitted Liens and purchase money liens arising from accounts payable reflected on the Financial Statements, (b) exists in salable condition, and (c) has a book value as reflected on the Financial Statements of the lesser of Company's actual cost for such item of Inventory and the wholesale price for such item of Inventory as of the date of the Financial Statements.
7.27 INVESTMENT. Seller, Company and Casabonne (i) understands that the Shares of Buyer Stock to be issued pursuant hereto have not been, and will not be, registered under the Securities Act of 1933, as amended, (the "Securities Act") or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (ii) is acquiring Buyer Stock solely for its or his own account for investment purposes, and not with a view to the distribution thereof; it is acknowledged that the shares of the Buyer trade in Canada on the Canadian Venture Exchange and that regulatory restrictions apply and that the residence of the shareholders of the Seller may affect the potential for jurisdictional claims by other securities regulators; (iii) is a sophisticated investor with knowledge and experience in business and financial matters, (iv) has received certain information concerning Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in receiving Buyer Stock, and (v) is able to bear the economic risk and lack of liquidity inherent in holding Buyer Stock.
7.28 NO MISLEADING STATEMENTS. No statement made by Seller to Buyer and no information provided or to be provided by Seller to Buyer pursuant to this Agreement or in connection with the negotiations covering the Transaction, contains or will contain any untrue statement of a material fact or omits or will omit a material fact necessary in order to make such statements or information not misleading.

                                  ARTICLE VIII.
                     REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties, all of which have been relied upon by Seller in entering into this Agreement and, except as otherwise specifically provided, all of which shall be true and correct as of Closing.
8.1 ORGANIZATION. Buyer is a corporation duly organized, validly existing, and in good standing, under the laws of the Province of British Columbia, and is duly qualified to do business in the Province of British Columbia as well as the State of Washington.
8.2 AUTHORIZATION. The execution and delivery of this Agreement by Buyer has been duly authorized by all necessary corporate action on the part of Buyer. Evidence of such authorizations shall be delivered to Seller at Closing. This Agreement has been duly executed by Buyer and delivered to Seller and constitutes a valid and binding agreement of Buyer, enforceable in accordance with its terms.
8.3 NO BREACH. None of (i) the execution, delivery and performance of this Agreement by Buyer, (ii) the consummation of the Transaction, or (iii) Buyer's compliance with the terms and conditions hereof will, with or without the giving of notice or the lapse of time or both, conflict with, breach the terms and conditions of, constitute a default under, or violate Buyer's articles of incorporation, bylaws, any judgment, decree, order, agreement, lease or other instrument to which Buyer is a party or by which Buyer is legally bound, on any law, rule or regulation applicable to Buyer.

8.4 LITIGATION. There is no action, suit, investigation or other proceeding pending or, to Buyer's best knowledge, threatened which may adversely affect Buyer's ability to perform in accordance with the terms of this Agreement, and Buyer is unaware of any facts which could reasonably result in any such proceeding.

                                   ARTICLE IX.
                             PRE-CLOSING OBLIGATIONS

The parties covenant and agree as follows with respect to the period prior to the Closing Date:

9.1 FINANCIAL INFORMATION. Between the date hereof and the Closing Date, Company and Seller shall furnish Buyer with monthly financial statements within fifteen
(15) days after the end of each calendar month, and with such additional data concerning the financial condition of the Business as are prepared by Company and Seller in the ordinary course of business, in the same form as the Financial Statements contained in SCHEDULE 7.17.
9.2 CONSENTS. Company and Seller shall use its reasonable best efforts to obtain the consents of the other contracting parties as needed to the change in control of Contracts requiring such consent, which, for Contracts listed on SCHEDULE 2.1.2, are indicated therein. Two weeks from the date hereof, Seller shall inform Buyer of the status of such efforts to obtain the consents, including the number and nature of responses to Seller's requests for such consents.
9.3 CONFIDENTIALITY. Each party agrees that any and all information learned or obtained by it from the other (and that is not otherwise public or known in the information technology industry) shall be confidential and agrees not to disclose any such information to any person whatsoever other than as is necessary for the purpose of effecting the Transaction or as otherwise required by law.
9.4 ACCESS. Between the date hereof and the Closing Date, Seller shall give, upon prior notice, Buyer or representatives of Buyer (including underwriters, lenders, consultants, attorneys, accountants, and investors) reasonable access to the Company and Assets and to the books and records of Seller and Company relating to the Business. It is expressly understood that, pursuant to this Section, Buyer, at its sole expense, shall be entitled to make such audits of the Business' financial records as Buyer may desire, so long as the same do not unreasonably interfere with Seller's operation of the Business. Any such investigations on the part of the Buyer shall in no way relieve the Seller, Company and Casabonne of responsibility for the continuing truth and full disclosure all of representations, warranties conditions and covenants contained in this Agreement and its exhibits, recitals and schedules.
9.5 EMPLOYEE MATTERS.
(a) Seller has provided to Buyer an accurate list of all current employees of Company together with a description of the terms and conditions of their respective employment and their duties as of the date of this Agreement. Seller shall promptly notify Buyer of any changes that occur prior to Closing with respect to such information.
(b) Buyer may extend offers of employment to all employees of Seller (such employees as accept such offers of employment are hereinafter referred to as the "Hired Employees"), which offers shall be on terms and conditions that Buyer shall determine in its sole discretion. Seller waives any claims against Buyer or any of the Hired Employees arising from such employment, including without limitation any claims arising from any employment agreement or non-compete agreement. Seller shall cooperate with, and use its best efforts to assist, Buyer in its efforts to secure satisfactory employment arrangements with the Hired Employees to whom Buyer makes offers of employment.
(c) Nothing contained in this Agreement shall confer upon any employee of Company any right with respect to continued employment by Buyer, nor shall anything herein interfere with the right of Buyer to terminate the employment of any of the Hired Employees at any time, with or without cause or restrict Buyer in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Hired Employees.
(d) Seller shall be solely responsible for all of the Employee Plans and all obligations and liabilities thereunder. Buyer shall not assume any of the Employee Plans or any obligation or liability thereunder. Nonetheless, Buyer shall accord each Hired Employee full credit for the time such Hired Employee was continuously employed by Seller prior to Closing.
(e) No provision of this Agreement shall create any third party beneficiary rights in any Hired Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Hired Employee by Buyer or under any benefit plan which Buyer may maintain.
9.6 OPERATIONS PRIOR TO CLOSING. Between the date of this Agreement and the Closing Date:
(a) Seller and Company shall operate the Business in the normal and usual manner, consistent with past practice, and shall conduct the Business only in the ordinary course. To the extent consistent with such operations, Seller shall use its best efforts to: (i) keep available for Buyer the services and number of Seller's present employees reasonably necessary for the operation of the Business; (ii) preserve Company's present customers and business relations;
(iii) continue to make expenditures and engage in activities designed to promote the Business; (iv) continue making capital expenditures in accordance with the capital expenditure budget for the Business and otherwise consistent with past practices of Company; and (v) undertake to collect the accounts receivable in accordance with Company's normal and customary collection practices.
(b) Company and Seller shall, subject to Section 13.6, maintain the Assets in their present condition (reasonable wear and tear in normal use excepted).
(c) Company and Seller shall maintain its books and records in the usual and ordinary manner, on a basis consistent with prior periods.
(d) Seller and/or Company shall comply with all laws, rules, ordinances and regulations applicable to it, to the Shares and Assets and to the Business.
(e) Seller and/or Company shall perform all Contracts without default and shall pay all of Company's accounts payable in a timely manner; provided, however, that Company may dispute, in good faith, any alleged obligation of Company.
(f) Company shall not, without the express written consent of Buyer which shall not be unreasonably withheld, and which shall be deemed given in the event Buyer has not responded to a written request therefor within ten (10) days: (i) sell or agree to sell or otherwise dispose of any of the Assets (A) other than in the ordinary course of business, and (B) unless such Assets are replaced prior to Closing by assets of equal or greater worth, quality, and utility; (ii) acquiesce in any infringement, unauthorized use or impairment of the Intangible Property; (iii) enter into any employment contract on behalf unless the same is terminable at will and without penalty; or (iv) enter into any other contract, lease, or agreement that will be binding on Buyer after Closing.
(g) Company shall not, without the express written consent of Buyer, which shall not be unreasonably withheld, (i) enter into any new loan agreement, credit facility, line of credit, or other credit agreement or arrangement or (ii) agree to any modification of the material terms of any existing loan, credit facility, line of credit, or other credit agreement or arrangement, including without limitation the maximum principal amount thereof.
9.7 ADVERSE DEVELOPMENTS. Company shall promptly notify Buyer of any unusual or materially adverse developments that occur prior to Closing with respect to the Assets or the operation of the Business; provided, however, that Seller's compliance with the disclosure requirements of this Section 9.7 shall not relieve Seller of any obligation with respect to any representation, warranty, or covenant of Seller in this Agreement or waive any condition to Buyer's obligations under this Agreement.
9.8 ADMINISTRATIVE VIOLATIONS. If Seller and/or Company receives any finding, order, complaint, citation or notice prior to the Closing Date that states that any aspect of the Business' operations violates any rule or regulation of any governmental authority (an "Administrative Violation"), including without limitation any rule or regulation concerning environmental protection or the employment of labor, Seller and/or Company shall promptly notify Buyer of the Administrative Violation, remove or correct the Administrative Violation, and be responsible for the payment of all costs associated therewith, including any fines or back pay that may be assessed.
--REMOVED--9.9 BULK SALES ACT. Seller Company and Casabonne agree to indemnify, defend, and hold Buyer harmless against any claims, liabilities, costs, or expenses, including reasonable attorney's fees buyer may incur as a result of the failure to comply with the bulk sales provisions of the Uniform Commercial Code or similar laws.
9.10 REMOVAL OF RESTRICTIONS. Seller, Company and Casabonne agree to take such action as necessary prior to Closing to remove all restrictions on the rights or abilities of the Seller and Casabonne to enter into and perform their obligations hereunder and under the Covenants and Employment Agreements, including but not limited to rescission of provisions in the governing documents of Seller and Company and any agreements among Casabonne prohibiting activities by Casabonne in competition with

Seller or Company or that require any Casabonne or other person to devote his full-time efforts to work on behalf of Seller.
9.11 HSR ACT NOTIFICATION. Seller to assist and cooperate with Buyer as necessary to file, within five business days after the date hereof, all necessary filings required under the HSR Act with respect to the Transaction.

                                   ARTICLE X.
                              CONDITIONS PRECEDENT

10. 1 MUTUAL CONDITIONS. The obligation of Seller, Company, Casabonne and Buyer to consummate this Agreement is subject to the satisfaction of each of the following conditions:
10.1.1 GOVERNMENTAL CONSENTS. All governmental consents required for the consummation of the Transaction, if any, shall have been obtained, including but not limited to the expiration or earlier termination of the waiting period under the HSR Act.
10.1.2 ABSENCE OF LITIGATION. As of the Closing Date, no action, claim, suit or proceeding seeking to enjoin, restrain, or prohibit the consummation of the Transaction shall be pending before any court or governmental authority; provided, however, that this condition may not be invoked by a party if any such action, suit, or proceeding was solicited or encouraged by, or instituted as a result of any act or omission of, such party.
10.2 CONDITIONS TO BUYER'S OBLIGATION. In addition to satisfaction of the mutual conditions contained in Section 10.1, the obligation of Buyer to consummate this Agreement is subject to the satisfaction of each of the following conditions:
10.2.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of Seller, Company and Casabonne to Buyer shall be true, complete, and correct in all material respects as of the Closing Date with the same force and effect as if then made.
10.2.2 COMPLIANCE WITH CONDITIONS. All of the terms, conditions and covenants to be complied with or performed by Seller, Company and Casabonne on or before the Closing Date shall have been timely complied with and performed in all material respects.
10.2.3 NO MATERIAL ADVERSE DEVELOPMENT. No material adverse development shall have occurred with respect to the Business that results in a significant impairment to the ability of Buyer to operate the Business as it is currently and contemplated to be operated or represents a substantial impairment of the aggregate value of the Business or Shares or Assets being conveyed.
10.2.4 CLOSING DOCUMENTS. Seller, Company and Casabonne shall deliver to Buyer all of the closing documents specified in Section 11.2.1, all of which documents shall be dated as of the Closing Date, duly executed, and in a form customary in the state where the Assets are located and reasonably acceptable to Buyer.
10.2.5 THIRD PARTY CONSENTS. Seller shall have obtained the Required Consents, as defined below, and, subject to Section 12.4, all other consents as indicated on Schedule 2.1.2, such that Buyer will enjoy all of the rights and privileges of Seller under the Contracts subject only to the same obligations as are binding on Seller and/or Company thereunder, pursuant to the present terms thereof. "Required Consents" for purposes hereof include consents to the assignment of (i) the Contracts identified by Buyer on SCHEDULE 2.1.2 as required; and (ii) a sufficient number of remaining Active Customer Contracts requiring consent to assignment such that the Active Customer Contracts to be assigned at Closing (whether or not requiring consent to such assignment) represent, in the aggregate, 90% of the total revenue value of products ordered or work ongoing under all Active Customer Contracts.
10.2.6 ESTOPPEL CERTIFICATES. Seller/Company shall have obtained such fee owner's consents and mortgagee's estoppel and non-disturbance agreements with respect to the lease agreements for the leased premises used in the Business as are reasonably requested by Buyer not less than thirty (30) days prior to the Closing Date.
10.2.7 SETTLEMENT OF CLAIMS. Seller, Company and Casabonne shall have settled any and all claims that affect or concern the Shares or Assets.
10.3 CONDITIONS TO SELLER'S OBLIGATION. In addition to satisfaction of the mutual conditions contained in Section 10.1, the obligation of Seller, Company and Casabonne to consummate this Agreement is subject to satisfaction of each of the following conditions:
10.3.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of Buyer to Seller shall be true, complete, and correct in all material respects as of the Closing Date with the same force-_ and effect as if then made.

10.3.2 COMPLIANCE WITH CONDITIONS. All of the terms, conditions, and covenants to be complied with or performed by Buyer on or before the Closing Date shall have been timely complied with and performed in all material respects.
10.3.3 PAYMENT. Buyer shall document to Seller the consideration as provided in
Article IV.
10.3.4 CLOSING DOCUMENTS. Buyer shall deliver to Seller all the closing documents specified in Section 11.2.2, all of which documents shall be dated as of the Closing Date, duly executed, and in a form customary in transactions of this type and reasonably satisfactory to Seller.

                                   ARTICLE XI.
                                     CLOSING

11.1 CLOSING DATE. Provided the other conditions to the parties' obligations to close are satisfied, the Closing hereunder shall occur on April 10, 2000 (the "Closing Date") The Closing shall be effective as of 11:59 p.m. on the Closing Date. The Closing shall take place at the offices of Buyer's counsel in Vancouver British Columbia commencing at 10:00 a.m. on the Closing Date. If, as of the Closing Date, any condition precedent described in Article X has not been satisfied, the party that is entitled to require that such condition be satisfied may (in its sole discretion) notify the other party of the absence of such condition precedent at or before the Closing and simultaneously therewith postpone the Closing until a date ten (10) days after all such conditions have been (or are able to be) performed, and such postponed date shall constitute the new Closing Date for all purposes hereunder.
11.2 PERFORMANCE AT CLOSING. The following documents shall be executed and delivered at Closing:
11.2.1 SELLER'S, COMPANY'S AND CASABONNE'S DELIVERIES. Seller, Company and Casabonne shall deliver to Buyer:
(a) A certificate executed by Seller, Casabonne and Company attesting to Seller's compliance with the matters set forth in Sections 10.2.1, 10.2.2, and
10.2.7 together with certified copies of (i) the Certificate of Incorporation of Seller and Company and (ii) appropriate evidence of Seller's and Company's authorization to enter into and consummate this Agreement;
(b) Certificates evidencing the transfer of the Shares to the Buyer;
(c) One or more evidence of consents of third parties as required to Buyer all of the Contracts or making available to Buyer the benefits of such Contracts in accordance with Section 12.4 including the Records and the Intangible Property,
(d) The certificate specified in Section 5.1;
(e) The statement of Estimated Closing Date Working Capital;
(f) The Covenants;
(g) The Employment Agreements;
--REMOVED--(h) An executed affidavit, dated not more than thirty (30) days prior to the Closing Date, in accordance with Code Section 1445(b)(2) and Treasury Regulation section 1.1445-2(b), which statement certifies that Seller is not a foreign person and sets forth Seller's name, identification number, and address.
(i) An opinion of Seller's and Company's Counsel OR SUCH OTHER AUTHORITY ACCEPTABLE TO COUNSEL FOR THE BUYER substantially in the form set forth in Exhibit G, subject to customary qualifications AND ACCEPTABLE TO COUNSEL FOR THE BUYER.
11.2.2 BUYER'S DELIVERIES. Buyer shall deliver to Seller:
(a) A certified copies of legended certificates and the applicable pooling agreements to be delivered to the Transfer Agent of the Buyer for holding the Buyer's Shares to be delivered according to the intent of this Agreement. A certificate executed by Buyer attesting to Buyer's compliance with the matters set forth in Sections 10.3.1 and 10.3.2, together with certified copies of (i) the Certificate of Incorporation of Buyer and (ii) appropriate evidence of Buyer's authorization to enter into and consummate this Agreement.
(b) An opinion of Buyer's Counsel relating to the matters described in and substantially in the form set forth in Exhibit H, subject to customary qualifications.
11.2.3 OTHER DOCUMENTS AND ACTS. The parties will also execute such other documents and perform such other acts, before and after the Closing Date, as may be necessary for the complete implementation and consummation of this Agreement.

                                  ARTICLE XII.
                            POST-CLOSING OBLIGATIONS

The parties covenant and agree as follows with respect to the period subsequent to the Closing Date:
12.1 INDEMNIFICATION.
12.1.1 BUYER'S RIGHT TO INDEMNIFICATION.
(a) Seller, Company and Casabonne, jointly and severally, undertake and agree to indemnify, defend by counsel reasonably acceptable to Buyer, and hold harmless Buyer, its subsidiaries, affiliates, successors and assigns and their respective directors, officers, employees, shareholders, representatives, and agents (hereinafter referred to collectively as "Buyer Indemnitees") from and against and in respect of any and all losses, costs, liabilities, claims, obligations, diminution in value and expenses, including reasonable attorneys' fees, incurred or suffered by a Buyer Indemnitee arising from (i) the claims of third parties with respect to operation of the Business or ownership of the Assets prior to Closing not expressly assumed by Buyer pursuant to this Agreement or otherwise consented to by Buyer in writing; (ii) a breach, misrepresentation, or other violation of any of Seller's, Company's or Casabonne's covenants, warranties, or representations contained in this Agreement; (iii) all liabilities of Seller, Company or Casabonne or the Business not expressly assumed by Buyer pursuant to this Agreement or otherwise consented to by Buyer in writing; (iv) all liens, charges, or encumbrances on any of the Shares or Assets which are not expressly permitted by this Agreement or otherwise consented to by Buyer in writing; (v) all Administrative Violations and alleged Administrative Violations occurring prior to Closing; and (vi) any breach or default by Seller, Company or Casabonne under any Contract prior to Closing; and (vii) non-compliance with any Year 2000 Condition, as defined below, including but not limited to third party claims arising therefrom (except to the extent that such non-compliance with a Year 2000 Condition can be remedied through Permitted Corrective Action). The foregoing indemnity is intended by Seller, Company and Casabonne to cover all acts, suits, proceedings, claims, demands, assessments, adjustments, costs, and expenses with respect to any and all of the specific matters in this indemnity set forth.
(b) For purposes hereof, the following are "Year 2000 Conditions": (i) that all data-processing hardware, systems, software, and stored data included among the Assets and all hardware products that have been sold and services that have been provided in conjunction with the Business (collectively, the "IT Products and Services") include and incorporate all systems and software solutions necessary or appropriate to address and accommodate Year 2000 computer systems issues;
(ii) that, where applicable, the IT Products and Services have been tested and are fully capable of providing accurate results using data having date ranges spanning the twentieth and twenty-first centuries; and (iii) that, without limiting the generality of clauses (i) and (ii) of this Section, the IT Products and Services are able to (A) manage and manipulate data involving all dates from the twentieth and twenty-first centuries without functional or data abnormality related to such dates, (B) manage and manipulate data involving all dates from the twentieth and twenty-first centuries without inaccurate results related to such dates, (c) have user interfaces and data fields formatted to distinguish between dates from the twentieth and twenty-first centuries, and (D) represent all data related to include indications of the millennium, century, and decade as well as the actual year.
12.1.2 SELLER'S RIGHT TO INDEMNIFICATION. Buyer undertakes and agrees to indemnify, defend by counsel reasonably acceptable to Seller, and hold harmless Seller, Company and Casabonne, its subsidiaries, affiliates, successors and assigns and their respective directors, officers, employees, shareholders, representatives, and agents (hereinafter referred to collectively as "Seller Indemnitees") against any and all losses, costs, liabilities, claims, obligations, and expenses, including reasonable attorneys' fees, incurred or suffered by a Seller Indemnitee arising from (i) the operation of the Business or ownership of the Shares or Assets after Closing, including Permitted Corrective Action with respect to products or services delivered by Seller pursuant to a Customer Contract prior to Closing; (ii) a breach, misrepresentation, or other violation of any of Buyer's covenants, warranties and representations contained in this Agreement; (iii) all liabilities under the Contracts to the extent specifically assumed by
Buyer pursuant to this Agreement; and (iv) any breach or default by Buyer under any Contract after Closing. The foregoing indemnity is intended by Buyer to cover all acts, suits, proceedings, claims, demands, assessments, adjustments, costs, and expenses with respect to any and all of the specific matters in this indemnity set forth.
12.1.3 CONDUCT OF PROCEEDINGS. If any claim or proceeding covered by the foregoing agreements to indemnify and hold harmless shall arise, the party who seeks indemnification (the "Indemnified Party") shall give written notice thereof to the other party (the "Indemnitor") promptly after the Indemnified Party learns of the existence of such claim or proceeding; provided, however, that the Indemnified Party's failure to give the Indemnitor prompt notice shall not bar the Indemnified Party's right to indemnification unless such failure has materially prejudiced the Indemnitor's ability to defend the claim or proceeding. The Indemnitor shall have the right to employ counsel reasonably acceptable to the Indemnified Party to defend against any such claim or proceeding, or to compromise, settle or otherwise dispose of the same, if the Indemnitor deems it advisable to do so, all at the expense of the Indemnitor; provided that the Indemnitor shall not have the right to control the defense of any such claim or proceeding unless it has acknowledged in writing its obligation to indemnify the Indemnified Party fully from all liabilities incurred as a result of such claim or proceeding and then and periodically thereafter provides the Indemnified Party with reasonably sufficient evidence of the ability of the Indemnitor to satisfy any such liabilities. The parties will fully cooperate in any such action, and shall make available to each other any books or records useful for the defense of any such claim or proceeding. If the Indemnitor fails to acknowledge in writing its obligation to defend against or settle such claim or proceeding within twenty (20) days after receiving notice thereof from the Indemnified Party (or such shorter time specified in the notice as the circumstances of the matter may dictate), the Indemnified Party shall be free to dispose of the matter, at the expense of the Indemnitor, in any way in which the Indemnified Party deems to be in its best interest.
12.1.4 RIGHT OF OFFSET. Each of Buyer, Seller, Company and Casabonne shall have the right to offset against amounts in the aggregate owing to the other amounts owing to such party pursuant to this Article XII. In such case, Buyer's right of offset under this Section shall also apply to the Post-Closing Escrow, and Seller shall take such action as necessary under the terms of the Post-Closing Escrow to make such amount available to Buyer.
12.1.5  LIMITS  ON  AND  CONDITIONS  OF  INDEMNIFICATION;   THRESHOLD  AND  CAP.
--REMOVED--Notwithstanding any other provision hereof, no Idemnified Party shall be entitled to make a claim against an Indemnitor in respect of any breach of this Agreement except to the extent that the aggregate amount of such damages exceeds the amount of ten thousand dollars ($10,000).
Notwithstanding any other provision of the Agreement, (i) the total indemnity obligation of either Seller or Buyer shall be limited to the amount of the Total Consideration paid by Buyer hereunder, and (ii) the total indemnity obligation hereunder required to be paid by Casabonne shall be limited to the sum of (A) the shares of Buyer Stock delivered by Buyer that have been received and still held by Seller, valued at the fair market value of such shares as of the date issued by Buyer; plus (B) the amount received by such Shareholder in an arm's length, bona fide sale of such shares to a third party that is not affiliated with the Seller or any Shareholder; provided, that if such sale was not in an arm's length, bona fide transaction with a non-affiliated third party, then the indemnity amount for such selling Shareholder in respect of such shares shall be the fair market value of the shares sold as of the date of such sale; plus (C) the amount paid under employment contracts of the Casabonne.
12.1.6 PURCHASE PRICE ADJUSTMENT. The parties agree to treat all payments made under Sections 12.1.1 and 12.1.2 as adjustments to the Purchase Price for Tax purposes.
12.2 POST-CLOSING ACCESS. Each party agrees that it will cooperate with and make available to the other party, during normal business hours and upon reasonable notice, all books and records which are necessary or useful in connection with any Tax inquiry, audit, investigation, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose. The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 12.2 shall be kept confidential by the party receiving it. If Buyer or Seller is required by legal process or operation of law to disclose any confidential information, it shall provide the other party with prompt written notice of such request so that such other party may seek an appropriate protective order.
12.3 POST-CLOSING TAX COVENANT. Seller, Company and Casabonne shall, jointly and severally, pay after the Closing any Pre-Closing Taxes that have given rise to, or could give rise to any, lien or encumbrance on the Shares or Assets in the hands of the Buyer
12.4 FAILURE TO OBTAIN CONSENTS. If any Contract requires the consent of a third party in order to assign it to Buyer and such consent has not been obtained by the Closing Date (a "Non-Consented Contract"), then Seller (i) shall use its reasonable best efforts to make available to Buyer the benefits that arise after the Closing Date under the Non-Consented Contract, and (ii) shall continue after the Closing Date to use its reasonable best efforts to obtain such consent. To the extent that Seller has made available to Buyer the benefits that arise after the Closing Date under a Non-Consented Contract, Buyer shall assume Seller's obligations that arise under the Non-Consented Contract after the Closing Date, whether or not any such benefits are actually received by Buyer.

                                  ARTICLE XIII.
                          DEFAULT AND REMEDIES; DAMAGE

13.1 TERMINATION BY SELLER UPON BUYER'S DEFAULT. This Agreement may be terminated by Seller and the purchase and sale of the Shares abandoned, if Seller is not then in material default, upon written notice to Buyer, upon the occurrence of any of the following:
(a) If on the date that would otherwise be the Closing Date (subject to the right of Buyer to cure provided in Section 13.3 hereof) any of the conditions precedent to the obligations of Seller set forth in this Agreement have not been satisfied in all material respects or waived in writing by Seller.
(b) If there shall be in effect on the date that would otherwise be the Closing Date any judgment, decree, or order that would prevent or make unlawful the Closing.
(c) If the Closing shall not have occurred by April 15, 2000.
13.2 TERMINATION BY BUYER UPON SELLER'S DEFAULT. This Agreement may be terminated by Buyer and the purchase and sale of the Shares and Assets abandoned, if Buyer is not then in material default, upon written notice to Seller, upon the occurrence of any of the following:
(a) If on the date that would otherwise be the Closing Date (subject to the right of Seller to cure provided in Section 13.3 hereof) any of the conditions precedent to the obligations of Buyer set forth in this Agreement have not been satisfied in all material respects or waived in writing by Buyer.
(b) If there shall be in effect on the date that would otherwise be the Closing Date any judgment, decree or order that would prevent or make unlawful the Closing.
(c) If the Closing shall not have occurred by April 15, 2000.
13.3 BREACH AND OPPORTUNITY TO CURE. If either party believes the other to be in default hereunder, the non-defaulting party shall provide the defaulting party with notice specifying in reasonable detail the nature of such default. If such default has not been cured by the earlier of: (i) the Closing Date, or (ii) within thirty (30) days after delivery of such notice, then the party giving such notice may (x) extend the Closing Date under Section 11.1 (but no such extension shall constitute a waiver of such non defaulting party's right to terminate as a result of such default), (y) exercise the remedies available to such party pursuant to Section 13.4 or 13.5, subject to the right of the other party to contest such action through appropriate proceedings AND/OR (z) terminate this Agreement.
13.4 SELLER'S REMEDIES. If this Agreement is terminated by Seller or Casabonne as a result of a material breach of this Agreement by Buyer, and Seller and Casabonne are not in material breach of this Agreement, then the payment to Seller of One Hundred fifty THOUSAND USDollars (US$150,000) shall be liquidated damages and shall constitute full payment and the exclusive remedy for any damages suffered by Seller. Seller and Buyer agree in advance that actual damages would be difficult to ascertain and that the amount of the payment to be made to Seller pursuant to this Section is a fair and equitable amount to reimburse Seller for damages sustained due to Buyer's breach of this Agreement. Seller waives all claims to damages arising from any termination of this Agreement except for liquidated damages under the circumstances set forth in the first sentence of this Section.
13.5 BUYER'S REMEDIES. The parties recognize that if, prior to Closing, Seller breaches this Agreement and refuses to perform under the provisions of this Agreement, monetary damages alone would not be adequate to compensate Buyer for its injury. Buyer shall therefore be entitled, in addition to any other remedies that may be available (including but not limited to the provisions of Section
12.1 (relating to Indemnification)), to obtain specific performance of the terms of this Agreement prior to Closing. If any action is brought by Buyer to enforce this Agreement prior to Closing, Seller shall waive the defense that there is an adequate remedy at law. Following the Closing, Buyer shall be entitled, in addition to any other remedies that may be available, to seek specific performance of the terms of this Agreement if such remedy is available at equity. In the event Buyer elects to terminate this Agreement as a result of Seller's default instead of seeking specific performance, Buyer shall be entitled to recover Buyer's damages but such damages shall be limited in quantum to the value determined by arbitration based upon the cost of the development work and a reasonable profit on the CreditSovl portal value.
13.6 DAMAGE.
13.6.1 RISK OF LOSS. The risk of loss or damage to the Shares and Assets shall be upon Seller at all times prior to the Closing, and upon Buyer from and after the Closing. In the event of loss or damage prior to Closing, Seller shall promptly notify Buyer thereof and shall repair, replace, and restore the lost or damaged property to its former condition as soon as possible. If such repair, replacement, and restoration has not been completed prior to the Closing Date, Buyer may, at its option:
(a) elect to terminate this Agreement, but only if the failure to repair, replace and restore the lost or damaged Asset continues for a period in excess of sixty (60) days from the Closing Date without consideration of this Section 13.6;
(b) elect to consummate the Transaction on the Closing Date in which event Seller shall pay to Buyer the amount necessary to restore the lost or damaged Asset to its former condition and against such obligation shall assign to Buyer all of Seller's rights under any applicable insurance policies; or
(c) elect to postpone the Closing Date until a date within fifteen (15) business days after Seller gives written notice to Buyer of completion of the repair, replacement, and restoration of such lost or damaged Asset. If, after the expiration of that extension period, the lost or damaged property has not been adequately repaired, replaced, or restored, Buyer may terminate this Agreement, and the parties shall be released and discharged from any further obligation hereunder.
13.7 LEGAL ACTIONS. If, prior to the Closing Date, any action, suit, or proceeding shall have been instituted by or before any court or other governmental authority to enjoin, restrain, or prohibit the consummation of the Transaction, the Closing may be adjourned at the option of either party, for a period of up to ninety (90) days, and if, at the end of such period, the action, suit, or proceeding shall not have been favorably resolved, either party may, by written notice to the other, terminate this Agreement; provided, however, that if such action, suit, or proceeding shall have been solicited or encouraged by, or instituted as a result of any act or omission of, Seller or Buyer, then such party shall not have any right of adjournment or termination pursuant to this
Section In the event of termination pursuant to this Section, the parties shall be released and discharged from any further obligation hereunder.
13.8 FAILURE TO OBTAIN CONSENTS. Buyer's sole remedy (assuming that Seller has satisfied its obligations under this Agreement, including its obligation under
Section 9.2 to use its reasonable best efforts to obtain all necessary consents and its obligation under Section 12.4 to use its reasonable best efforts to make the benefits of the Non-Consented Contracts available to Buyer) for Seller's failure to obtain sufficient numbers of consents within the time period provided herein shall be to elect whether or not to proceed with the Closing hereunder, and in no event shall Buyer be entitled to collect damages from Seller, whether or not a Closing takes place hereunder.

                                  ARTICLE XIV.
                               GENERAL PROVISIONS

14.1 EXPENSES. Except as otherwise provided herein, all expenses involved in the preparation and consummation of this Agreement shall be borne by the party incurring the same whether or not the Transaction is consummated. All recording costs for instruments of transfer, and all stamp, sales, use and transfer taxes shall be paid by Seller or Casabonne.
14.2 NOTICES. All notices, requests, demands, and other communications pertaining to this Agreement shall be in writing and shall be deemed duly given when delivered personally (which shall include delivery by Federal Express or other nationally recognized, reputable overnight courier service that issues a receipt or other confirmation of delivery) to the party for whom such communication is intended, or three (3) business days after the date mailed by certified or registered U.S. mail, return receipt requested, postage prepaid, addressed as follows:
(a) If to Seller, Company or Casabonne:
Ross Casabonne
Financial Management Group LLC                      Patagonia Corp.
12399 Lewis Street Suite 201                        at address set out above.
Garden Grove California USA 92840

(b) If to Buyer:

Mr. Martyn Armstrong
Softcare Electronic Commerce Inc.
107 980 West 1st Street
North Vancouver British Columbia Canada V7P 3N4

Copy to Douglas Alan Sarkissian 307 1497 Marine Drive, West Vancouver BC V7T 1B8

Any party may change its address for notices by notice to the others given pursuant to this Section.
14.3 ATTORNEYS' FEES. If either party initiates any litigation against the other party involving this Agreement, the prevailing party in such action shall be entitled to receive reimbursement from the other party for all reasonable attorneys' fees and other costs and expenses incurred by the prevailing party in respect of that litigation, including any appeal, and such reimbursement may be included in the judgment or final order issued in that proceeding.
14.4 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND INDEMNIFICATION RIGHTS. The several representations and warranties of the parties contained herein, and the parties' respective indemnification rights pursuant to Section 12.1, shall survive the Closing for a period of twelve (12) months, at which time the same shall expire (except for claims asserted during such twelve-month); provided, however, that representations and warranties with respect to title, authorization, and environmental matters shall survive in perpetuity and the representation with respect to Taxes shall survive the Closing until Ninety days after the applicable statute of limitations.
14.5 EXCLUSIVE DEALINGS. For so long as this Agreement remains in effect, neither Seller Company or Casabonne, its officers, directors, employees, any person acting on Seller's behalf, shall, directly or indirectly, solicit or initiate any offer from, or conduct any negotiations with, any person other than Buyer or Buyer's assignee(s) concerning the acquisition of the Shares, Assets or the Business.
14.6 WAIVER. Unless otherwise specifically, agreed in writing to the contrary:
(i) the failure of any party at any time to require performance by any other of any provision of this Agreement shall not affect such party's right thereafter to enforce the same; (ii) no waiver by any party of any default by any other shall be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by any party for the performance of any obligation or act by any other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.
14.7 ASSIGNMENT. No party may assign its rights or obligations hereunder without the prior written consent of the other parties except: (i) Buyer may assign its rights and obligations to a corporation, partnership, or other business entity that controls, is controlled by, or is under common control with Buyer, and (ii) Buyer may make a collateral assignment of its rights under this Agreement to any lender that provides funds to Buyer for the acquisition of the Shares, Assets or operation of the Business.
14.8 ENTIRE AGREEMENT. This Agreement and the Exhibits and Schedules hereto (which are incorporated by reference herein) constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, supersede and terminate any prior agreements between the parties (written or oral). This Agreement may not be altered or amended except by an instrument in writing signed by the party against whom enforcement of any such change is sought. 1
4.9 COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signatures on each such counterpart were on the same instrument.
14.10 CONSTRUCTION. The Section headings of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement. As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.
14.11 SCHEDULES AND EXHIBITS. The Schedules and Exhibits to this Agreement are a material part of this Agreement.
14.12 SEVERABILITY. If any one or more of the provisions contained in this Agreement should be found invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.
14.13 CHOICE OF LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the choice of law rules utilized in that jurisdiction.
14.14 COUNSEL. Each party has been or has had the opportunity of being represented by its own counsel and advisors in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of law that would otherwise be applicable in connection with the interpretation of this Agreement, including but not limited to any rule of law to the effect that any provision of this Agreement shall be interpreted or construed against the party whose counsel drafted that provision.
14.15 PUBLIC STATEMENTS. Neither Seller, Company nor Casabonne shall, without the prior written approval of the Buyer, make any press release or other public announcement concerning the transactions contemplated by this Agreement except to the extent that either party shall be so obligated by law, in which case the other party shall be so advised and the parties shall use their best efforts to cause a mutually agreeable release or announcement to be issued.
14.16 ARBITRATION. Notwithstanding anything herein to the contrary, in the event that there shall be a dispute among the parties after the Closing arising out of or relating to this Agreement, including without limitation the indemnities provided in Section 12.1, or the breach thereof, the parties agree that such dispute shall be resolved by final and binding arbitration in San Francisco California administered by the American Arbitration Association in accordance with its rules for commercial arbitration then in effect or such other procedures as the parties may agree to prior to the Closing. Any award issued as a result of such arbitration shall be final and binding between the parties thereto, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. The fees and expenses of such arbitration (including reasonable attorneys' fees) or any action to enforce an arbitration award shall be paid by the party that does not prevail in such arbitration.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by a respective duly authorized officer as of the date first written above.

Softcare EC.com, Inc.
/s/ Wayne Zielke
-------------------------------------------------------
Per: Wayne Zielke, CFO

Ross Casabonne:
                  -------------------------------------

Cherlynne Casabonne: /s/ Cherlynne Casabonne
                  -------------------------------------

Patagonia Corp.
/s/ Jerry Smith
-------------------------------------------------------
Per:


Financial Management Group LLC
/s/
--------------------------------------------------------
Per:


Financial Marketing Group LLC
/s/                                 4/10/00
--------------------------------------------------------
Per:

                           VOLUNTARY POOLING AGREEMENT
                           ---------------------------

 THIS AGREEMENT DATED FOR REFERENCE THE 10th DAY OF APRIL 2000.

BETWEEN Patagonia Corp., a company incorporated under the laws of Turks and Caicos and having its registered off ice at P.O. Box 290 Charter House, the Centre, Leeward Highway, Providenciales, British West Indies;

               (the "Pooled Shareholder")

AND: Softcare EC.com, Inc., a company incorporated under the laws of British Columbia and having offices at 107 980 West 1st Street, North Vancouver, British Columbia, V7P 3N6; ("Softcare")

AND: PACIFIC CORPORATE TRUST COMPANY, having an office at 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8;
               (the "Trustee")

WHEREAS the Pooled Shareholder is desirous of placing in a pool certain shares in the capital of Softcare, being in respect of the Pooled Shareholder the number of shares set out in Schedule "A" hereto attached (the "Softcare Shares"), upon and subject to the terms and conditions hereinafter more particularly set out;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and in consideration of the sum of Ten Dollars ($10) now paid by the parties hereto, each to the other, the receipt and sufficiency of which is hereby acknowledged, and in further consideration of the mutual covenants and conditions hereinafter contained, the parties hereto agree (the "Agreement") as follows:

1. In this Agreement:
     (a) "Exchange" shall mean the Vancouver Stock Exchange;
     (b) "Issue Date" shall mean the day the Pooled Shareholder is issued the applicable shares;
     (c) "Termination Date" means the date this Agreement is terminated in accordance with paragraph 5;
2. The Pooled Shareholder hereby agrees with the Trustee that it will deliver or cause to be delivered to the Trustee certificates for their Softcare Shares as set out in the said Exhibit A. These shares are to be held by the Trustee and released, subject to early termination of the pooling restrictions of the Softcare Shares as are applicable in accordance with paragraph 5. The Share Purchase Agreement between the Pooled Shareholder and Softcare inter alia with respect to the Creditsolv Vertical Portal an extract from which is attached (the "Credit Agreements) identifies those Softcare Shares defined in the Credit Agreement and as are specified in Exhibit A to this Agreement.
3. The Pooled Shareholder is entitled to a letter or receipt from the Trustee stating the number of Softcare Shares represented by certificates held for that Pooled Shareholder by the Trustee subject to the terms of this Agreement, but such letter or receipt shall not be assignable.
4. Upon receipt by the Trustee of a statutory declaration authorized by the Board of Directors of Softcare that the terms for release such Shares as are specified therein the Trustee shall cause such declaration to be forwarded to the last know address of the Pooled Shareholder. If no response to such delivery is received within 20 business days of confirmed delivery then the Trustee shall release the shares noted as the case may be. If a dispute is raised by the Pooled Shareholder then the Trustee shall be a liberty to submit such dispute to the parties for resolution. The Trustee shall retain such shares until such time as the Trustee shall receive direction by sufficient authority (in the discretion of the Trustee to accept) to enable it to release or maintain pooling restrictions on such shares.
5. The terms and provisions of this Agreement may not be amended or modified and the Pooled Shareholder will not sell, deal in, assign, or transfer in any manner whatsoever or agree to sell, deal in assign or transfer in any manner whatsoever any of the Softcare Shares or beneficial ownership of or any interest in them and, except with the written consent of the full Board of Directors of Softcare. The Trustee shall not accept or acknowledge any transfer, assignment, declaration of trust or any other document evidencing a change in legal or beneficial ownership of or any interest in the Softcare Shares, except as may be required by reason of the death or bankruptcy of a Pooled Shareholder, in which case the Softcare Shares of that Pooled Shareholder subject to this Agreement shall be transferred to the person or persons, firm or corporation who thus become legally entitled thereto, provided however that this Agreement shall continue to apply to those Softcare Shares and shall bind the transferee.
6. This Agreement shall terminate on the date (the "Termination Date") which is the earlier of:

         (a)  Two years from the date of this pooling agreement, or
         (b) the date a written notice, signed by authority of written resolution of the Board of Directors of Softcare is delivered to the Trustee instructing the Trustee that the Agreement is to be terminated and that certificates representing the balance of the Softcare Shares then held by the Trustees are to be released to the Pooled Shareholder.
7. This Agreement shall enure to the benefit of and be binding upon the parties hereto and each of their heirs, executors, administrators, successors and permitted assigns.
8. This Agreement may be executed in several parts in the same form and such part as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.
9. The parties hereto agree that in consideration of the Trustee agreeing to act as Trustee as aforesaid, the Pooled Shareholder do hereby covenant and agree from time to time and at all times hereinafter well and truly to save, defend, and keep harmless and fully indemnify the Trustee, its successors and assigns, from and against all loss, costs, charges, damages and expenses which the Trustee, its successors or assigns, may at any time or times hereafter bear, sustain, suffer or be put to for or by reason or on account of its acting as Trustee pursuant to this Agreement.
10. It is further agreed by and between the parties hereto and, without restricting the foregoing indemnity, that in case proceedings should hereafter be taken in any Court respecting the shares hereby pooled, the Trustee shall not be obliged to defend any such action or submit its rights to the Court until it shall have been indemnified by other good and sufficient security in addition to the indemnity hereinbefore given against costs of such proceedings.
11. It is further agreed by and between the parties hereto that this Agreement shall be construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the Pooled Shareholder and the Trustee have executed the presents as from the day and year first above written

Softcare EC.com, Inc.
/s/ Wayne Zielke
------------------------------------------
Per:   Wayne Zielke, CFO


Patagonia Corp.
/s/ Jerry Smith        POA
------------------------------------------
Per:


Pacific Corporate Trust Company

------------------------------------------
Per:  Authorized Signatory

                         Exhibit A to Pooling Agreement

                                   ARTICLE IV.
                           PURCHASE PRICE AND PAYMENT

4.1 TOTAL CONSIDERATION AND TERMS. The aggregate consideration for the Shares to be purchased by Buyer hereunder and for the Covenants (the "Total Consideration") will, subject to adjustments as provided in Section 4.2 and
Article V, consist of:
(a) subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, issue and allot 100,000 common shares in the capital of the Buyer to the Seller (the "First Shares"). The First Shares will be issued subject to a hold period of two years from the date of issuance such hold period to be specified in a pooling agreement exhibited to this Agreement and to specify the terms affecting both these shares and any other shares issued pursuant to other terms of this Agreement. If the required regulatory approvals or securities laws prohibit or otherwise impair the issuance of the First Shares then the parties will take all reasonable steps resolve any such limitations and failing a satisfactory resolution the First Shares will be canceled and the Shares returned by the Buyer to the Seller. and
(b) upon establishment of the first stage of the Creditsolv Vertical Portal (completion of the E-services package) to the reasonable satisfaction of the Buyer and subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, the issuance to the Seller of a further 95,000 common shares 61 the Buyer (the "Second Shares"). The Second Shares will similarly be subject to a hold period of two years from the date of the issuance of the First Shares or the issuance of the Second Shares which ever is acceptable to the applicable regulatory authorities plus a $USF12,000;
(c) upon the Creditsolv Vertical Portal itself generating US300,000 dollars in any month in contracted enforceable recurring monthly revenues, and subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, the issuance to the Seller of a further 55,000 common shares of the Buyer (the "Third Shares").
(d) upon the Creditsolv Vertical Portal itself generating US1,000,000 dollars in any month in contracted enforceable recurring monthly revenues, and subject to applicable regulatory approvals and securities laws applicable to the Buyer, Seller and/or Company and Casabonne, the issuance to the Seller of a further 50,000 common shares of the Buyer (the "Fourth Shares").

                          BUSINESS PROTECTION AGREEMENT
                                 Ross Casabonne

In consideration of employment by Softcare EC.com, Inc., a British Columbia corporation or its subsidiaries, affiliates, joint venturers, successors or assigns (collectively referred to in this Agreement as "Employer"), Ross Casabonne ("Employee") agrees as follows:

1. Services

Employee has been engaged by Employer to perform the duties (this term is used interchangeably with the term "Services") generally described in the Employment Agreement ("Employment Agreement") that is referred to in Schedule 1 and attached to this Business Protection Agreement ("Agreement"). Employee understands that during his/her employment the scope of the Services may change, and that Employer may from time to time add to or amend Schedule 1 as needed to ensure that it accurately describes the scope of the Services Employee has been engaged to provide to Employer. Employee understands and agrees that while Employer will endeavor to keep Schedule 1 current, Employer's failure to include in Schedule 1 a particular task or aspect of work actually delivered by the Employee shall not be construed as excluding such task or aspect of work from this Agreement. Accordingly, Employee agrees that for the purposes of this Agreement, the term Services shall mean not only the services described in
Schedule 1 (which is attached hereto and incorporated herein by this reference), including any amendments by Employer, but also any additional task or work actually performed by Employee for Employer.

2. Disclosure and Assignment to Employer

Employee will disclose immediately and assign to Employer, or to any other person designated in writing by Employer, all inventions, discoveries and improvements, patentable or unpatentable, made, conceived or first reduced to practice by Employee, alone or jointly with others, during his/her employment, which inventions or improvements:

     (a) are made, conceived or first reduced to practice in the performance of Services assigned to or undertaken by the Employee as a part of such employment, or

     (b) are made, conceived or first reduced to practice with the material use of the Employer's time, material, facilities, or funds, or

     (c) make material use of any trade secrets, know how, or other confidential information of the Employer's with which Employee comes into contact, or

     (d) relate to any investigations or obligations undertaken by the Employer, the details of which the Employee became aware of because of this employment, or

     (e) relate to investigations or obligations undertaken by the Employer which are being performed at the location of Employee's employment and regarding which the Employee has any access or information whatsoever.
All such inventions, discoveries and improvements ("Inventions") will be the sole and exclusive property of Employer. Employee hereby disclaims any and all interest in such Inventions and agrees not to take or do any act or to authorize any other person to take or do any act that could reasonably be expected to impair Employer's rights therein.

Employee and Employer understand and agree that the provisions of this Agreement requiring assignment of Inventions to the Employer do not apply to any invention which qualifies fully under the provisions of California Labor Code Section 2870 (attached hereto as Exhibit A, and incorporated herein by this reference). Employee will advise the Company promptly in writing of any inventions that Employee believes meet the criteria in California Labor Code Section 2870 and not otherwise disclosed on Exhibit A (which is attached hereto and incorporated herein by this reference).

3. Perfection of Rights, Title and Interest, and Obtaining of Patent

Employee will, during his/her employment for Employer and thereafter, perform at the request and expense of Employer all lawful acts and execute, acknowledge and deliver all instruments deemed necessary or desirable by Employer to vest in Employer the entire right, title and interest in the Inventions referenced above, and to enable Employer to properly prepare, file and prosecute applications for and obtain and defend patents of the United States and of foreign countries, as well as reissues, renewals and extensions thereof, and to obtain and record title to such applications and patents, so that Employer shall be the sole and absolute owner thereof in any and all countries in which it may desire patent or like protection.

4. Work for Hire

To the extent not otherwise covered by the provisions above, Employee agrees that all creative work, including without limitation designs, drawings, specifications, techniques, models, and processes, prepared or originated by Employee during or within the scope of employment, whether or not subject to protection under federal copyright or other law ('Works"), constitutes work made for hire, all rights to which are owned by Employer; and, in any event, employee hereby assigns to Employer all right, title and interest, whether by way of copyright, trade secret, or otherwise, in all such Works, whether or not subject to protection by copyright or other law.

5. Need for Employer Protection.

Employee recognizes and acknowledges that:
     (a) In the course of performing his/her duties for Employer, he/she will have access to Confidential Information (as defined below), the ownership and confidential status of which are highly important to Employer. Employee also acknowledges that except as otherwise specifically provided for in this Agreement such Confidential Information is and shall continue to be the exclusive and permanent property of Employer, whether or not prepared in whole or in part by Employee, and whether or not disclosed or entrusted to Employee in connection with his/her duties for Employer. Confidential Information shall not be deemed disclosed to the public due to its being disclosed to Employee or to any past, present, or potential employees of Employer.
     (b) Employer has a vital and substantial interest in maintaining the confidentiality of its Confidential Information, in maintaining a stable work force, in continuing its relationships with its Business Contacts, in remaining in business, and in avoiding or minimizing any disruption of, damage or impairment to, or interference with its business.
     c) The Confidential Information and Business Contacts that Employee will obtain as a result of his/her employment hereunder is special and unique to Employer, and a breach by Employee of any of the terms and covenants of this Agreement will result in irreparable and continuing harm to Employer for which there will be no adequate remedy at law and for which the injury could not be adequately compensated by money damages.

6. Confidential Information

As used in this Agreement, the term "Confidential Information" shall mean any information of Employer (including any parent, subsidiary, joint venturer, predecessor, successor, or otherwise affiliated corporation, partnership or other business enterprise, hereinafter collectively referred to as the "Company"), whether or not in written form, which has not been previously disclosed or otherwise made generally available to the public at large by the Company and which is either (1) designated or treated by the Company as confidential or proprietary or as a trade secret or (2) the Employee knows or should know is considered confidential by the Company. Consistent with the definition set forth above, the term "Confidential Information" shall include, but is not limited to, documents or other information related to the Company's: manufacturing processes; business plans; specifications, designs, schematics, drawings, formulae, processes, compositions and material formulations; current products or technology; computer programs; plant facilities; operations; sales; price information; new products or technology which are under or being considered for development; distribution network; source of supplies or raw materials; production techniques; costs; specialized requirements or preferences of the Company's customers, inventions, discoveries, or improvements; methods of conducting or obtaining business, including methods of marketing, customer acquisition and development; non-public lists of actual or prospective clients, customers, suppliers, vendors or investors provided to Employee by Employer or developed or learned by Employee while employed by Employer (collectively "Business Contacts"); corporate plans or manuals; software and data; finances; legal affairs; labor or other reports; current or future business opportunities; relationships and/or terms with third party companies; the terms of Employer's agreements with Business Contacts; and other information marked, designated and/or treated by the Company as confidential.

Employee understands that Employer uses products and services supplied by third parties in the course of its business ("Third Party, Products") and that these products and services and the manner in which they are used by Employer are necessary to the success of the Employer's business. Employee acknowledges that the selection, arrangement, location, combination, and distribution of Third Party Products and the manner in which they are used or deployed by Employer in the course of its business constitutes Employer Confidential Information and that all such information is subject to the terms of this Agreement.

7. Third Party Information

Employee understands that in order for the Employer to use Third Party Products, a third party may provide the Employer with information that such third party deems proprietary and that may be subject to protection under trade secret, copyright and other laws, and that, as a condition to such disclosure, the third party may place restrictions on how the Employer may use the Third Party Products and any related information. During the course of his/her employment by Employer, Employee will have access to the Third Party Products and related information and understands that his/her failure to comply with such restrictions could subject the Employer to liability and damage the Employer's business. Employee therefore agrees that all information regarding Third Party Products shall be deemed Confidential Information and that Employee shall not use or disclose any such information for any purpose other than for the benefit of the Employer without the Employer's prior written consent. Employee further agrees that Employer shall own all right, title and interest in and to such information and all Inventions and Works based on, using or related to the third party products, services or information, and hereby transfers, assigns and conveys to Employer all rights he/she may have therein.

8. Additional Protections

Employee understands that he/she may have access to information that does not meet the definition of Confidential Information, but is nevertheless protected from unauthorized use by copyright, patent, and other laws and that most Confidential Information, including, but not limited to, any documents and information regarding pricing, costs, and the specialized requirements of Company's customers, also constitutes Company Trade Secrets. Employee acknowledges that the fact such information is not Confidential Information does give Employee any right or license to use such information or limit the other protections available to the Company for such information under statute or common law.

Employee acknowledges that his/her position with Employer is such that he/she will have access to important and sensitive information that is unique to Employer regarding Employer's business, including without limitation its strategies for designing and delivering communications services, identifying markets for services, selecting and building sites for communications facilities, developing and introducing services, selecting business partners and Third Party Products, targeting and exploiting business opportunities, and pricing services. Employee acknowledges that all such information is critical to Employer's success, constitutes Confidential Information and Trade Secret, and gives Employer an advantage over its competitors. Employee understands that such information would be extremely valuable to a competitor since it would permit the competitor to anticipate and potentially pre-empt Employer's future business plans and that such disclosure would seriously damage Employer's business. Employee further acknowledges that if he/she were to be employed by any person (other than Employer) to perform services similar to those described in Schedule 1 he/she could not provide such services without being influenced by information obtained or created by Employee in the course of performing his/her duties for Employer. Accordingly, Employee agrees that he/she will not, during the term of his/her employment by Employer and for a period of one year thereafter, enter into any agreement with any person to provide services that would place Employee in a position in which Employee's knowledge of Employer's Confidential Information and Trade Secrets could influence Employee's actions or otherwise be used for the benefit of any such person.

9. Scope of Employer Protection

Employer is or expects to be a multi-national concern that conducts or expects to conduct business throughout the world. In his/her employment with Employer, Employee may perform services in more than one city, county, state or country, and may gain access to Confidential Information that pertains not only to the specific area in which Employee lives and/or works but also to other cities, counties, states and countries in which Employer does business. The parties acknowledge that due to the character of Employer's business, a geographic restriction on this Agreement would not adequately protect Employer's legitimate business interests. The Employer protections stated herein are intended to protect Employer to the fullest extent possible in all of the cities, counties, states, and countries in which Employer does business. Employer and Employee expressly acknowledge and agree that each of the Employer protections stated herein is intended to be as broad as may be permitted under the provisions of applicable law. Employer and Employee further acknowledge and agree that if any of the protections herein are deemed unenforceable, the unenforceability of any one or more Employer protections stated herein (or any portion thereof), shall not affect the enforceability of any other protection (or portion thereof) stated herein.

10. Nondisclosure of Confidential Information

Employee shall hold all Confidential Information in a fiduciary capacity and shall exercise the highest degree of care in safeguarding Confidential Information against loss, theft, or other inadvertent disclosure, and shall take all steps reasonably necessary to maintain the confidentiality thereof. Employee shall not, directly or indirectly, either during the term of his/her employment (except as required in the course of the performance of her/his duties), or at any time after her/his employment is terminated for any reason:

     (a) disclose or furnish to any person, corporation or other entity, or use in his/her own or in any other person's business, any Confidential Information;
     (b) utilize any such Confidential Information for the gain, advantage, or profit of anyone other than Employer; or
     (c) take advantage of any business opportunity which, because of Confidential Information obtained in Employee's employment capacity or as a result of his/her employment, Employee knows the Company may or is likely to consider. If Employee is served with any subpoena or other compulsory judicial or administrative process calling for production of Confidential Information, Employee will immediately notify Employer in order that the Company may take such action as it deems necessary to protect its interests.

11. Non-solicitation of Employees/Contractors

     a) Unless Employee receives the prior express written consent of the Employer, Employee shall not during the term of Employee's employment and for one year after termination of his/her employment, induce or attempt to induce, directly or by assisting others, any person who is in the employment of, or is providing services to, the Employer to leave such employment or business relationship.
     (b) If Employee violates Section 1 above, then at the sole election of Employer, Employee shall pay to Employer an amount equal to one year's salary and benefits for each such identified employee (this being an amount reflective of the costs to the Employer to train such person. This remedy, if elected by Employer, shall be in addition to any other remedies provided to Employer under this Agreement or by law.

12. Non-Provision of Services to Business Contacts

     (a) Unless Employee receives the prior, express, written consent of Employer, Employee shall not, during the term of Employee's employment and for one year after termination of her/his employment, solicit [or accept], or attempt to solicit [or accept], directly or by assisting others, any work, services, goods, or other business from any of Business Contacts of Employer (as defined above) or solicit or entice any Business Contact to discontinue, terminate, cancel or revoke its contractual relationship with the company. This protection is in addition to, and not a substitute for, the protections contained in Section 10.
     (b) If Employee violates this Section above, then at the sole election of Employer, Employee shall pay to Employer fifty percent (50%) of the actual fees billed or billable to such Business Contacts during that period of time. This remedy, if elected by Employer, shall be in addition to any other remedies provided to Employer under this BPA or by law.

13. Delivery of Models and Other Materials

During or after his/her employment for Employer, Employee will deliver immediately to Employer upon its request all models, drawings, maps, plans, reports, memoranda, diaries, notes, records, plats, blueprints, sketches, letters, manuals, documents, chemicals, biological materials and all other writings, graphic records and materials made or compiled by, or delivered or made available to, or otherwise obtained by him/her, containing or relating to any inventions, discoveries and improvements which the Employee is required to disclose under this Agreement, or with respect to any other trade secrets or other confidential information, knowledge or data designated by Employer which Employee has obtained as the result of his/her employment. Employee will retain no excerpts, notes, photographs, reproductions or copies or recorded storage media of any kind of any such material.

14. List of Inventions Not Subject to This Agreement

Employee attaches as Schedule 2 to this Agreement, a list and description of all patented and unpatented inventions (including those for which patent applications are pending), which he/she has made, conceived or first reduced to practice prior to his/her employment by Employer. Employee acknowledges and agrees that she/he was given an ample opportunity to prepare Schedule 2 and that
Schedule 2 lists all inventions, discoveries and improvements that Employee may later claim to be excluded from this Agreement. By executing this Agreement Employee represents and warrants that except as listed on Schedule 2, he/she has not made, conceived, or reduced any invention to practice prior to his/her employment by Employer. Employee acknowledges and agrees that except for inventions excluded under Section 2, all other inventions he/she makes, conceives, or reduces to practice while he/she is employed by Employer, including without limitation any modifications or improvements to the inventions listed in Schedule 2, are subject to this Agreement and shall be the property of Employer.

Notice: Schedule 2 contains the only pre-employment inventions, discoveries and improvements that Employee may claim to be excluded from this Agreement. Employee may not add inventions, discoveries or improvements to Schedule 2 that were developed before his/her employment after he/she executes this Agreement or after the termination of his/her employment with Employer. However, during Employee's employment Employer may add inventions, discoveries and improvements that Employee discloses to Employer pursuant to Section 2 as having been developed by Employee entirely on his/her own time if they were developed without using Employer's equipment, supplies, facilities, or trade secret information, or are not otherwise subject to this Agreement. Except for such additions, Employee hereby waives any right to claim that any inventions, discoveries or improvements not listed on Schedule 2 are excluded from this Agreement.

Employee understands that Employer is relying on the accuracy of the information provided in Schedule 2 and the truthfulness of representations Employee has made in Sections 2, 14, 15 and 16 and that Employer would not continue Employee's employment or utilize any of the inventions, discoveries and improvements or other works developed by Employee if Employer believed them to be false. Employee further understands that Employer would suffer substantial damage if it utilized inventions, discoveries and improvements or works made by Employee during his/her employment and Employee later claimed or a court determined that such inventions were excluded from this Agreement or not Employees property. Therefore, to the extent that Employee later claims or a court determines that any inventions, discoveries, improvements or works made by Employee but not listed or otherwise excluded under Section 2, is excluded from this Agreement or not Employer's property, you (the Employee) hereby grant to Employer a perpetual, royalty free, irrevocable license to make, have made, use and sell the inventions, discoveries, improvements and works.

15. Disclosure of Prior Restrictions

Employee understands that Employer is not employing Employee in order to obtain any information that is the property of any previous employers or any other person or entity for whom Employee has performed services. Employee represents that he/she is not currently subject to any restriction that would prevent or limit Employee from carrying out his/her duties for Employer. Employee further represents that he/she will not disclose or provide any information to Employer (a) relating to any inventions, discoveries, or improvements excluded from this Agreement which Employer shall not be free to use without restriction or (b) which, if used by Employer, would cause Employer to infringe or violate the rights of any person, including without limitation, Employee.

16. Other Legal Rights of Employer

The rights and duties of Employer and Employee under this Agreement are in addition to, and not in lieu of, those rights and duties afforded to and imposed upon them by law, or at equity. The parties acknowledge that although a condition of continued employment, this Agreement does not constitute a contract of employment, nor does it entitle Employee to employment for any specific term. All of Employer's employees are employees "at-will" unless specifically provided otherwise by written agreement signed by Employee and Employer's President.

17. Breach

In the event of breach of any of the terms or covenants contained in this Agreement, Employee agrees that Employer shall be entitled to temporary and/or permanent injunctive relief upon a showing that Employee has breached this Agreement without proof of actual damage and without posting a bond therefore, against the Employee and any of the Employee's partners, agents, employers or employees, or any persons acting for or with the Employee, and/or an order of temporary specific performance enforcing this Agreement, and any other temporary and/or permanent remedies provided to Employer by applicable law. Such temporary and/or permanent relief shall remain in effect until the matter in dispute is permanently resolved or longer as determined by a Court of competent jurisdiction.

18. Severability of Provisions

The provisions of this Agreement are severable, and if any provision hereof is held invalid or unenforceable the remaining provision of this Agreement shall not be affected thereby.

19. Successors, Heirs, Assignees or Nominees

This Agreement shall inure to the benefit of and be binding upon Employer, its successors, assigns or nominees and also upon Employee, his/her estate, heirs and assigns. Employee's contractual obligations under this Agreement are personal and neither Employee's rights or obligations under this Agreement may be assigned or transferred. Employer's rights and obligations, however, may be assigned or transferred.

20. Waiver

No provision of this Agreement may be waived by either party, except by a writing signed by that party. The waiver of any portion of this Agreement with respect to any person or invention shall be construed narrowly and shall not affect the right of the party granting the waiver to enforce any other provision of this Agreement or to enforce any provision of this Agreement with respect to any other person or invention.

21. California Law to Be Applied

The interpretation of and performance under this Agreement shall be governed by the laws of the State of California, without giving effect to its choice of law principles.

22. Attorney Fees

In the event of default under this Agreement, the defaulting party shall reimburse the nondefaulting party for all costs and expenses reasonably incurred by the non-defaulting party in connection with the default, including without limitation, attorney fees. In addition, the prevailing party in any suit or action to enforce this Agreement, or any term hereof, shall be entitled to recover all its costs and expenses incurred in connection with such suit or action, including, without limitation, reasonable attorneys' fees, arbitration costs, and other legal costs incurred at all levels and proceedings.

23. Venue/Jurisdiction

Venue for any action hereunder shall lie in the Superior Court of Orange County, California (the "Venue"), provided that, if Employer simultaneously brings suit against Employee and/or a subsequent employer of Employee in the Venue and within one or more other jurisdictions, venue will also be proper in the other jurisdiction or jurisdictions. Both parties waive the right to change such venue and hereby consent to the jurisdiction of such courts for all potential claims under this Agreement.

24. Term of this Agreement

This Agreement shall continue until no longer applicable. For example, by their stated terms the non-solicitation and non-provision of services provisions apply during the term and for one year after termination of Employee's employment. Also, for example, the non-disclosure obligations set forth in Sections 5-10 of this Agreement will continue beyond the term of employment of Employee and until the covered information is released to the public by Employer.

                               NOTICE TO EMPLOYEE

This agreement may require transfer to your Employer of certain inventions and may impact your ability to perform services in the future. You may wish to consult your legal counsel for advice concerning your rights and obligations.

This agreement is entered into by the parties hereto freely and without coercion and with their full knowledge of its present future legal effect.

 X  /s/Wayne Zielke                               April 10/2000
    ---------------------------------             ------------------------------
           Employer Signature                     Date

 X  /s/ Ross Casabonne                            April 10/2000
    ---------------------------------             ------------------------------
           Employee Signature                     Date

                   Schedule 1 to Business Protection Agreement

      Description of Services to be provided by Employee and Countries Served by

Employer

See Employment Agreement attached hereto for Services listed

Jurisidictions:

Canada

United States of America

Argentina

                 Exhibit A - California Labor Code Section 2870

                   Employment Agreements; Assignment of Rights

     "(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, trade secret information except for those inventions that either:

     (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

     (2) Result from any work performed by the employee for the employer.

     (b) To the extent a provision in an Employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision the provision is against the public policy of this state and is unenforceable."

                   Schedule 2 to Business Protection Agreement

                List of Inventions Not Subject to this Agreement
 NONE
/s/
-----------(initial)

                   Schedule 1 to Business Protection Agreement
                                 Ross Casabonne
                   And as Exhibit to Share Purchase Agreement
                        of Financial Management Group LLC

 THIS AGREEMENT made the 1st day of April 2000

BETWEEN: SOFTCARE EC.com, Inc. a corporation incorporated under the laws of British Columbia with business offices located at 107 980 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4

               (the "Employer")

AND: Ross Casabonne, of 12399 Lewis Street, Suite 201 Garden Grove California 92840

(the           "Employee")

 WHEREAS:

A.   The   Employer  is  engaged  in  the   business  of   ENGINEERING,   DESIGN
     IMPLEMENTATION AND MARKETING OF COMPUTER PROGRAMS and BUSINESS SOLUTIONS FOR ELECTRONIC COMMERCE (the "Business"); and

B. The involvement of the Employee is important to the Employer in the provision of credit services by establishing a vertical portal and the Employee has entered into an agreement as part of a transaction to vend a credit counselling business associated with the Employee to the Employer;

NOW THEREFORE in consideration of the premises and the agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Employment

The Employer hereby agrees to employ the Employee as VP Latin American Business Development and VP Business Development/Financial Services of the Employer reporting to the President or persons he designates, and the Employee hereby accepts such employment with the Employer on the terms and subject to the conditions herein set forth.

2.   Duties

Subject to instructions that may be received from time to time by the Employee from the President and Vice President the Employer, the Employee shall do the following:

         i.   serve the Employer faithfully;
         ii. observe all policies of the Employer and perform all services normally associated with the position to the best of his ability;

         iii devote all of his normal working time and attention to such duties as may be assigned to her by the Employer;
         iv.  carry out all lawful instructions given to her by the Employer;
              and
         v.   endeavour to further the best interests of the Employer generally.

 3.  Term

The term of this agreement shall be for two years commencing on the date hereof, unless terminated earlier pursuant to the provisions of paragraph 8 hereof. The term shall be automatically renewed thereafter from year to year subject to the ability of either party to decline to renew by notice in writing to the other given at least thirty (30) days prior to any renewal date.

4. Annual Salary

For all services rendered by the Employee pursuant to this agreement, the Employee shall receive a gross annual salary, subject to lawful and normal withholdings and deductions, of US$120,000 per annum payable in equal monthly instalments in arrears. The annual salary shall be subject to annual review by the board of directors.

5. Business Expenses

The Employer agrees to reimburse the Employee periodically for all reasonable ordinary and necessary business expenses actually and properly incurred by the Employee in the performance of his duties under this agreement. The Employee shall provide budgets that are pre approved and then substantiate expenses with vouchers and statements in respect of all such expenses.

6. Vacation

The Employee shall be entitled to three weeks of paid vacation for each consecutive twelve month period in which he is employed by the Employer pursuant to this agreement, the timing of such vacation to be mutually agreed upon between the Employee and the Employer; however, generally notice of vacation will be given 30 days prior to the proposed taking thereof.

7. Other Remuneration

The Employee will be paid the following commissions based upon revenues generated by the Creditsolv Vertical Portal for which the Employee was hired to develop, implement and market:

          A one percent commission on gross revenues generated exclusively through the Creditsolv Portal while employed and to last for a maximum of five years; plus

          For each customer introduced to the Creditsolv Portal by the Employee while employed by the Employer a five percent commission on gross revenue generated by that client through the Creditsolv Portal in the first year; three percent in years 2 and 3 and one percent in years 4 and 5 with no commission payable in respect of that client after year 5.

          For each customer introduced to the Company other than to the Creditsolv Portal which is dealt with above, the Employee while employed by the Employer shall be paid a normal company commission including sharing of commissions where several parties efforts are involved in closing and receipt of payment for such new customer.

In addition to the share consideration paid to Patagonia Corp. in acquiring the Creditsolv Software by virtue of the acquisition of Financial Management Group LLC and Financial Marketing Group LLC, the Employee shall be entitled to receive a USF$75,000 bonus upon annual revenues of the Employer generally attaining $US1 1,000,000 by May 31, 2001. If revenues fall short of the goal in the subject time frame then this obligation shall terminate.

Employee shall receive a car allowance equal to $US600 per month.

8.   Termination and Compensation at Termination

Notwithstanding anything herein contained to the contrary, the employment of the Employee shall terminate in the following manner and the Employee shall be compensated as indicated:

a.   Termination by the Employer

     This agreement and the employment of the Employee hereunder may be terminated effective at any time for cause by the Employer giving notice in writing of such termination to the Employee. As used herein, "cause" shall include, without limitation, gross misconduct, gross negligence or incompetence by the Employee in performing his duties hereunder, the commission by the Employee of an act of theft, dishonesty, embezzlement or vandalism against the Employer or any of its subsidiaries or the conviction of the Employee for any crime except minor traffic offences. If this agreement and the employment of the Employee hereunder is so terminated by the Employer in its discretion, pursuant to this clause, the Employee shall continue to accrue and receive his said annual salary and bonus to the date of termination, subject to such adjustments as may be appropriate considering the basis for termination (for example but not necessarily limited to setoffs for theft).

 b.  Termination by Mutual Agreement

     This agreement and the employment of the Employee hereunder may be terminated by mutual agreement in writing of the parties hereto in which event the Employee shall continue to accrue and receive his said annual salary to the agreed date of termination. Notwithstanding any other provision of this Agreement, if the Employee leaves the employment of the Employer of his own accord while commissions provided for in this Agreement are otherwise continuing to be payable, then in order to allow the Employer to attract alternative staff to replace the voluntarily departing Employee, commissions remaining due or coming due for the balance of the term provided for in this Agreement shall be reduced by TWENTY FIVE percent with the Employer retaining the balance remaining.

 c.  Termination by Death, Bankruptcy or Insolvency

     This agreement and the employment of the Employee hereunder shall be terminated by the death of the Employee or if the Employee shall become and remain physically or mentally incapable of performing substantially the essential functions of the job with or without reasonable accommodation. No salary shall accrue or be paid thereafter. The Employee shall be entitled to participate in any disability insurance program, if any, subscribed to by the Employer.

 d.  Termination by Notice

     This agreement and the employment of the Employee hereunder shall terminate without cause upon SIX month's notice from the earlier of June 1, 2001 or six months from the date that the Creditsolv Portal is operational, by the Employer to the Employee. Employer, at its option, may require the Employee terminate forthwith upon payment of an amount equal to salary that the Employee would have been entitled to receive for such period, including provisions being made for benefits, bonuses and stock options during the noted period. SESB Trust plan participation, if any, and restrictions therein would continue to apply to all unvested trust stock.

9.   Notices

Whenever  this  agreement  requires or permits any  consent,  approval,  notice, request or demand from one party to the other, the consent, approval, notice, request or demand must be in writing (including, without limitation, telex or telecopy communications) to be effective and shall be deemed to have been given on the earlier of receipt or the fifth day after it is enclosed in an envelope, addressed to the party to be notified, at the address set out for that party above (or such other address as may have been designated by written notice), properly stamped, sealed and deposited in the Canadian mail system. Any consent, approval, notice, request or demand aforesaid if delivered, telexed or telecopied shall be deemed to have been given on the date of such delivery, telexed or telecopied transmission. Any such delivery shall be sufficient, inter alia, if left with a person resident in the house at the above address of the Employee in the case of the Employee and a receptionist at the above address of the Employer or to the Secretary in the case of the Employer. The Employer or the Employee may change its or his address for service, from time to time, by notice given in accordance with the foregoing.

9.   Entire Agreement

This  agreement  taken  together  with  the  terms  of any  Business  Protection
Agreement between the Employee and the Employer constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreement, understandings, negotiations and discussions, whether oral or written, of the parties.

10.  Applicable Law

Whether pursuant to court proceedings or otherwise, the rights and obligations of the parties under and pursuant to this agreement shall be construed under and governed by the laws of the State of California.

11.  Assignment

Neither the rights nor the obligations under this agreement shall be assigned or otherwise disposed of without the prior written consent of the non-assigning party, except that the Employer may assign this agreement to any successor corporation without such consent.

12.  Binding Agreement

Subject to the provisions hereof, this agreement shall be binding upon and shall enure to the benefit of the parties hereto and upon their respective heirs, legal representative, successors and permitted assigns.

13.  Waivers and Consents

One or more consents to or waivers of any breach of a term or provision of this agreement by either party shall not be construed as a consent to or waiver of a subsequent breach of the same term or provision, nor shall it be considered a consent to or waiver of any other then existing or subsequent breach of a different term or provision. The consent or waiver by either party to or of any act by the other party requiring such consent or waiver shall be deemed not to waive or render unnecessary consent to or waiver of any subsequent similar act. No custom or practice of either party shall constitute a waiver of either party's rights to insist upon strict compliance with the terms and provisions hereof.

14.  Severability

If any term or provision of this agreement shall be or shall become illegal or unenforceable, the remaining terms and provisions shall nevertheless be valid, binding, and subsisting.

15.  Survival of Covenants

The provisions of paragraph 9 shall survive termination of the employment of the Employee under this agreement.

16.  Headings

The insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this agreement.

IN WITNESS WHEREOF this agreement is executed by the parties as of the date first above written.

THE CORPORATE SEAL of the Employer           )
was hereunto affixed in the presence of:     )
/s/ Wayne Zielke                             )    C/S

 SIGNED, SEALED AND DELIVERED                )
 by the Employee in the presence of:         )
                                             )
  /s/                                        )   -------------------------------
 ------------------------------------------- )   Ross Casabonne
 Signature of Witness                        )
 Name:                                       )
           ----------------------------------
 Address                                     )
              -------------------------------)

                          BUSINESS PROTECTION AGREEMENT
                               Cherlynne Casabonne

In consideration of employment by Softcare EC.com, Inc., a British Columbia corporation or its subsidiaries, affiliates, joint venturers, successors or assigns (collectively referred to in this Agreement as "Employer"), Cherlynne Casabonne ("Employee") agrees as follows:

1.   Services

Employee has been engaged by Employer to perform the duties (this term is used interchangeably with the term "Services") generally described in the Employment Agreement ("Employment Agreement") that is referred to in Schedule 1 and attached to this Business Protection Agreement ("Agreement"). Employee understands that during his/her employment the scope of the Services may change, and that Employer may from time to time add to or amend Schedule 1 as needed to ensure that it accurately describes the scope of the Services Employee has been engaged to provide to Employer. Employee understands and agrees that while Employer will endeavor to keep Schedule 1 current, Employer's failure to include in Schedule 1 a particular task or aspect of work actually delivered by the Employee shall not be construed as excluding such task or aspect of work from this Agreement. Accordingly, Employee agrees that for the purposes of this Agreement, the term Services shall mean not only the services described in
Schedule 6 1 (which is attached hereto and incorporated herein by this reference), including any amendments by Employer, but also any additional task or work actually performed by Employee for Employer.

2.   Disclosure and Assignment to Employer

Employee will disclose immediately and assign to Employer, or to any other person designated in writing by Employer, all inventions, discoveries and improvements, patentable or unpatentable, made, conceived or first reduced to practice by Employee, alone or jointly with others, during his/her employment, which inventions or improvements:
     (a) are made, conceived or first reduced to practice in the performance of Services assigned to or undertaken by the Employee as a part of such employment, or
     (b) are made, conceived or first reduced to practice with the material use of the Employer's time, material, facilities, or funds, or
     (c) make material use of any trade secrets, know how, or other confidential information of the Employer's with which Employee comes into contact, or
     (d) relate to any investigations or obligations undertaken by the Employer, the details of which the Employee became aware of because of this employment, or
     (e) relate to investigations or obligations undertaken by the Employer which are being performed at the location of Employee's employment and regarding which the Employee has any access or information whatsoever. All such inventions, discoveries and improvements ("Inventions") will be the sole and exclusive property of Employer. Employee hereby disclaims any and all interest in such Inventions and agrees not to take or do any act or to authorize any other person to take or do any act that could reasonably be expected to impair Employer's rights therein.

Employee and Employer understand and agree that the provisions of this Agreement requiring assignment of Inventions to the Employer do not apply to any invention which qualifies fully under the provisions of California Labor Code Section 2870 (attached hereto as Exhibit A, and incorporated herein by this reference). Employee will advise the Company promptly in writing of any inventions that Employee believes meet the criteria in California Labor Code Section 2870 and not otherwise disclosed on Exhibit A (which is attached hereto and Incorporated herein by this reference).

3.   Perfection of Rights, Title and Interest, and Obtaining of Patent

Employee will, during his/her employment for Employer and thereafter, perform at the request and expense of Employer all lawful acts and execute, acknowledge and deliver all instruments deemed necessary or desirable by Employer to vest in Employer the entire right, title and interest in the Inventions referenced above, and to enable Employer to properly prepare, file and prosecute applications for and obtain and defend patents of the United States and of foreign countries, as well as reissues, renewals and extensions thereof, and to obtain and record title to such applications and patents, so that Employer shall be the sole and absolute owner thereof in any and all countries in which it may desire patent or like protection.

4.   Work for Hire

To the extent not otherwise covered by the provisions above, Employee agrees that all creative work, including without limitation designs, drawings, specifications, techniques, models, and processes, prepared or originated by Employee during or within the scope of employment, whether or not subject to protection under federal copyright or other law ("Works"), constitutes work made for hire, all rights to which are owned by Employer; and, in any event, employee hereby assigns to Employer all right, title and interest, whether by way of copyright, trade secret or otherwise, in all such Works, whether or not subject to protection by copyright or other law.

5.   Need for Employer Protection.

Employee recognizes and acknowledges that:

     (a) In the course of performing his/her duties for Employer, he/she will have access to Confidential Information (as defined below), the ownership and confidential status of which are highly important to Employer. Employee also acknowledges that except as otherwise specifically provided for in this Agreement such Confidential Information is and shall continue to be the exclusive and permanent property of Employer, whether or not prepared in whole or in part by Employee, and whether or not disclosed or entrusted to Employee in connection with his/her duties for Employer. Confidential Information shall not be deemed disclosed to the public due to its being disclosed to Employee or to any past, present, or potential employees of Employer.

     (b) Employer has a vital and substantial interest in maintaining the confidentiality of its Confidential Information, in maintaining a stable work force, in continuing its relationships with its Business Contacts, in remaining in business, and in avoiding or minimizing any disruption of, damage or impairment to, or interference with its business.

     (c) The Confidential Information and Business Contacts that Employee will obtain as a result of his/her employment hereunder is special and unique to Employer, and a breach by Employee of any of the terms and covenants of this Agreement will result in irreparable and continuing harm to Employer for which there will be no adequate remedy at law and for which the injury could not be adequately compensated by money damages.

6.   Confidential Information

As used in this Agreement, the term "Confidential Information" shall mean any information of Employer (including any parent, subsidiary, joint venturer, predecessor, successor, or otherwise affiliated corporation, partnership or other business enterprise, hereinafter collectively referred to as the "Company"), whether or not in written form, which has not been previously disclosed or otherwise made generally available to the public at large by the Company and which is either (1) designated or treated by the Company as confidential or proprietary or as a trade secret or (2) the Employee knows or should know is considered confidential by the Company. Consistent with the definition set forth above, the term "Confidential Information" shall include, but is not limited to, documents or other information related to the Company's: manufacturing processes; business plans; specifications, designs, schematics, drawings, formulae, processes, compositions and material formulations; current products or technology; computer programs; plant facilities; operations; sales; price information; new products or technology which are under or being considered for development; distribution network; source of supplies or raw materials; production techniques; costs; specialized requirements or preferences of the Company's customers, inventions, discoveries, or improvements; methods of conducting or obtaining business, including methods of marketing, customer acquisition and development; non-public lists of actual or prospective clients, customers, suppliers, vendors or investors provided to Employee by Employer or developed or learned by Employee while employed by Employer (collectively "Business Contacts"); corporate plans or manuals; software and data; finances; legal affairs; labor or other reports; current or future business opportunities; relationships and/or terms with third party companies; the terms of Employer's agreements with Business Contacts; and other information marked, designated and/or treated by the Company as confidential. Employee understands that Employer uses products and services supplied by third parties in the course of its business ("Third Party Products") and that these products and services and the manner in which they are used by Employer are necessary to the success of the Employer's business. Employee acknowledges that the selection, arrangement, location, combination, and distribution of Third Party Products and the manner in which they are used or deployed by Employer in the course of its business constitutes Employer Confidential Information and that all such information is subject to the terms of this Agreement.

7.   Third Party Information

Employee understands that in order for the Employer to use Third Party Products, a third party may provide the Employer with information that such third party deems proprietary and that may be subject to protection under trade secret, copyright and other laws, and that, as a condition to such disclosure, the third party may place restrictions on how the Employer may use the Third Party Products and any related information. During the course of his/her employment by Employer, Employee will have access to the Third Party Products and related information and understands that his/her failure to comply with such restrictions could subject the Employer to liability and damage the Employer's business. Employee therefore agrees that all information regarding Third Party Products shall be deemed Confidential Information and that Employee shall not use or disclose any such information for any purpose other than for the benefit of the Employer without the Employer's prior written consent. Employee further agrees that Employer shall own all right, title and interest in and to such information and all Inventions and Works based on, using or related to the third party products, services or information, and hereby transfers, assigns and conveys to Employer all rights he/she may have therein.

8.   Additional Protections

Employee understands that he/she may have access to information that does not meet the definition of Confidential Information, but is nevertheless protected from unauthorized use by copyright, patent, and other laws and that most
Confidential Information, including, but not limited to, any documents and information regarding pricing, costs, and the specialized requirements of Company's customers, also constitutes Company Trade Secrets. Employee acknowledges that the fact such information is not Confidential Information does give Employee any right or license to use such information or limit the other protections available to the Company for such information under statute or common law. Employee acknowledges that his/her position with Employer is such that he/she will have access to important and sensitive information that is unique to Employer regarding Employer's business, including without limitation its strategies for designing and delivering communications services, identifying markets for services, selecting and building sites for communications facilities, developing and introducing services, selecting business partners and Third Party Products, targeting and exploiting business opportunities, and pricing services. Employee acknowledges that all such information is critical to Employer's success, constitutes Confidential Information and Trade Secret, and gives Employer an advantage over its competitors. Employee understands that such information would be extremely valuable to a competitor since it would permit the competitor to anticipate and potentially pre-empt Employer's future business plans and that such disclosure would seriously damage Employer's business. Employee further acknowledges that if he/she were to be employed by any person (other than Employer) to perform services similar to those described in Schedule 1 he/she could not provide such services without being influenced by information obtained or created by Employee in the course of performing his/her duties for Employer. Accordingly, Employee agrees that he/she will not, during the term of his/her employment by Employer and for a period of one year thereafter, enter into any agreement with any person to provide services that would place Employee in a position in which Employee's knowledge of Employers Confidential Information and Trade Secrets could influence Employee's actions or otherwise be used for the benefit of any such person.

9.   Scope of Employer Protection

Employer is or expects to be a multi-national concern that conducts or expects to conduct business throughout the world. In his/her employment with Employer, Employee may perform services in more than one city, county, state or country, and may gain access to Confidential Information that pertains not only to the specific area in which Employee lives and/or works but also to other cities, counties, states and countries in which Employer does business. The parties acknowledge that due to the character of Employer's business, a geographic restriction on this Agreement would not adequately protect Employer's legitimate business interests. The Employer protections stated herein are intended to protect Employer to the fullest extent possible in all of the cities, counties, states, and countries in which Employer does business.

Employer and Employee expressly acknowledge and agree that each of the Employer protections stated herein is intended to be as broad as may be permitted under the provisions of applicable law. Employer and Employee further acknowledge and agree that if any of the protections herein are deemed unenforceable, the unenforceability of any one or more Employer protections stated herein (or any portion thereof), shall not affect the enforceability of any other protection (or portion thereof) stated herein.

10.  Nondisclosure of Confidential Information

Employee shall hold all  Confidential  Information  in a fiduciary  capacity and shall exercise the highest degree of care in safeguarding Confidential Information against loss, theft, or other inadvertent disclosure, and shall take all steps reasonably necessary to maintain the confidentiality thereof. Employee shall not, directly or indirectly, either during the term of his/her employment (except as required in the course of the performance of her/his duties), or at any time after her/his employment is terminated for any reason:
     (a) disclose or furnish to any person, corporation or other entity, or use in his/her own or in any other person's business, any Confidential Information;
     (b) utilize any such Confidential Information for the gain, advantage, or profit of anyone other than Employer; or
     (c) take advantage of any business opportunity which, because of Confidential Information obtained in Employee's employment capacity or as a result of his/her employment, Employee knows the Company may or is likely to consider.

If Employee is served with any subpoena or other compulsory judicial or administrative process calling for production of Confidential Information, Employee will immediately notify Employer in order that the Company may take such action as it deems necessary to protect its interests.

11.  Non-solicitation of Employees/Contractors

     (a) Unless Employee receives the prior express written consent of the Employer, Employee shall not during the term of Employee's employment and for one year after termination of his/her employment, induce or attempt to induce, directly or by assisting others, any person who is in the employment of, or is providing services to, the Employer to leave such employment or business relationship.
     (b) If Employee violates Section 1 above, then at the sole election of Employer, Employee shall pay to Employer an amount equal to one year's salary and benefits for each such identified employee (this being an amount reflective of the costs to the Employer to train such person. This remedy, if elected by Employer, shall be in addition to any other remedies provided to Employer under this Agreement or by law.

12.  Non-Provision of Services to Business Contacts

     (a) Unless Employee receives the prior, express, written consent of Employer, Employee shall not, during the term of Employee's employment and for one year after termination of her/his employment, solicit [or accept], or attempt to solicit [or accept], directly or by assisting others, any work, services, goods, or other business from any of Business Contacts of Employer (as defined above) or solicit or entice any Business Contact to discontinue, terminate, cancel or revoke its contractual relationship with the company. This protection is in addition to, and not a substitute for, the protections contained in Section 10.
     (b) If Employee violates this Section above, then at the sole election of Employer, Employee shall pay to Employer fifty percent (50%) of the actual fees billed or billable to such .Business Contacts during that period of time. This remedy, if elected by Employer, shall be in addition to any other remedies provided to Employer under this BPA or by law.

13.  Delivery of Models and Other Materials

During or after his/her employment for Employer, Employee will deliver immediately to Employer upon its request all models, drawings, maps, plans, reports, memoranda, diaries, notes, records, plats, blueprints, sketches, letters, manuals, documents, chemicals, biological materials and all other writings, graphic records and materials made or compiled by, or delivered or made available to, or otherwise obtained by him/her, containing or relating to any inventions, discoveries and improvements which the Employee is required to disclose under this Agreement, or with respect to any other trade secrets or other confidential information.

knowledge or data designated by Employer which Employee has obtained as the result of his/her employment. Employee will retain no excerpts, notes, photographs, reproductions or copies or recorded storage media of any kind of any such material.

14.  List of Inventions Not Subject to This Agreement

Employee attaches as Schedule 2 to this Agreement, a list and description of all patented and unpatented inventions (including those for which patent applications are pending), which he/she has made, conceived or first reduced to practice prior to his/her employment by Employer. Employee acknowledges and agrees that she/he was given an ample opportunity to prepare Schedule 2 and that
Schedule 2 lists all inventions, discoveries and improvements that Employee may later claim to be excluded from this Agreement. By executing this Agreement Employee represents and warrants that except as listed on Schedule 2, he/she has not made, conceived, or reduced any invention to practice prior to his/her employment by Employer. Employee acknowledges and agrees that except for inventions excluded under Section 2, all other inventions he/she makes, conceives, or reduces to practice while he/she is employed by Employer, including without limitation any modifications or improvements to the inventions listed in Schedule 2, are subject to this Agreement and shall be the property of Employer.

Notice: Schedule 2 contains the only pre-employment inventions, discoveries and improvements that Employee may claim to be excluded from this Agreement. Employee may not add inventions, discoveries or improvements to Schedule 2 that were developed before his/her employment after he/she executes this Agreement or after the termination of his/her employment with Employer. However, during Employee's employment Employer may add inventions, discoveries and improvements that Employee discloses to Employer pursuant to Section 2 as having been developed by Employee entirely on his/her own time if they were developed without using Employers equipment, supplies, facilities, or trade secret information, or are not otherwise subject to this Agreement. Except for such additions, Employee hereby waives any right to claim that any inventions, discoveries or improvements not listed on Schedule 2 are excluded from this Agreement.

Employee understands that Employer is relying on the accuracy of the information provided in Schedule 2 and the truthfulness of representations Employee has made in Sections 2, 14, 15 and 16 and that Employer would not continue Employee's employment or utilize any of the inventions, discoveries and improvements or other works developed by Employee if Employer believed them to be false. Employee further understands that Employer would suffer substantial damage if it utilized inventions, discoveries and improvements or works made by Employee during his/her employment and Employee later claimed or a court determined that such inventions were excluded from this Agreement or not Employer's property. Therefore, to the extent that Employee later claims or a court determines that any inventions, discoveries, improvements or works made by Employee but not listed or otherwise excluded under Section 2, is excluded from this Agreement or not Employer's property, you (the Employee) hereby grant to Employer a perpetual, royalty free, irrevocable license to make, have made, use and sell the inventions, discoveries, improvements and works.

15.  Disclosure of Prior Restrictions

Employee understands that Employer is not employing Employee in order to obtain any information that is the property of any previous employers or any other person or entity for whom Employee has performed services. Employee represents that he/she is not currently subject to any restriction that would prevent or limit Employee from carrying out his/her duties for Employer. Employee further represents that he/she will not disclose or provide any information to Employer (a) relating to any inventions, discoveries, or improvements excluded from this Agreement which Employer shall not be free to use without restriction or (b) which, if used by Employer, would cause Employer to infringe or violate the rights of any person, including without limitation, Employee.

16.  Other Legal Rights of Employer

The rights and duties of Employer and Employee under this Agreement are in addition to, and not in lieu of, those rights and duties afforded to and imposed upon them by law, or at equity. The parties acknowledge that although a condition of continued employment, this Agreement does not constitute a contract of employment, nor does it entitle Employee to employment for any specific term. All of Employer's employees are employees "at-will" unless specifically provided otherwise by written agreement signed by Employee and Employer's President.

17.  Breach

In the event of breach of any of the terms or covenants contained in this Agreement, Employee agrees that Employer shall be entitled to temporary and/or permanent injunctive relief upon a showing that Employee has breached this Agreement without proof of actual damage and without posting a bond therefore, against the Employee and any of the Employee's partners, agents, employers or employees, or any persons acting for or with the Employee, and/or an order of temporary specific performance enforcing this Agreement, and any other temporary and/or permanent remedies provided to Employer by applicable law. Such temporary and/or permanent relief shall remain in effect until the matter in dispute is permanently resolved or longer as determined by a Court of competent jurisdiction.

18. Severability of Provisions

The provisions of this Agreement are severable, and if any provision hereof is held invalid or unenforceable the remaining provision of this Agreement shall not be affected thereby.

19. Successors, Heirs, Assignees or Nominees

This Agreement shall inure to the benefit of and be binding upon Employer, its successors, assigns or nominees and also upon Employee, his/her estate, heirs and assigns. Employee's contractual obligations under this Agreement are personal and neither Employee's rights or obligations under this Agreement may be assigned or transferred. Employer's rights and obligations, however, may be assigned or transferred.

20. Waiver

No provision of this Agreement may be waived by either party, except by a writing signed by that party. The waiver of any portion of this Agreement with respect to any person or invention shall be construed narrowly and shall not affect the right of the party granting the waiver to enforce any other provision of this Agreement or to enforce any provision of this Agreement with respect to any other person or invention.

21. California Law to Be Applied

The interpretation of and performance under this Agreement shall be governed by the laws of the State of California, without giving effect to its choice of law principles.

22.  Attorney Fees

In the event of default under this Agreement, the defaulting party shall reimburse the nondefaulting party for all costs and expenses reasonably incurred by the non-defaulting party in connection with the default, including without limitation, attorney fees. In addition, the prevailing party in any suit or action to enforce this Agreement, or any term hereof, shall be entitled to recover all its costs and expenses incurred in connection with such suit or action, including, without limitation, reasonable attorneys' fees, arbitration costs, and other legal costs incurred at all levels and proceedings.

23.  Venue/Jurisdiction

Venue for any action hereunder shall lie in the Superior Court of Orange County, California (the "Venue"), provided that, if Employer simultaneously brings suit against Employee and/or a subsequent employer of Employee in the Venue and within one or more other jurisdictions, venue will also be proper in the other jurisdiction or jurisdictions. Both parties waive the right to change such venue and hereby consent to the jurisdiction of such courts for all potential claims under this Agreement.

24.  Term of this Agreement

This Agreement shall continue until no longer applicable. For example, by their stated terms the non-solicitation and non-provision of services provisions apply during the term and for one year after termination of Employee's employment. Also, for example, the non-disclosure obligations set forth in Sections 5-10 of this Agreement will continue beyond the term of employment of Employee and until the covered information is released to the public by Employer.

                               NOTICE TO EMPLOYEE

This agreement may require transfer to your Employer of certain inventions and may impact your ability to perform services in the future. You may wish to consult your legal counsel for advice concerning your rights and obligations.

This agreement is entered into by the parties hereto freely and without coercion and with their full knowledge of its present future legal effect.

  X  /s/Wayne Zielke                               April 10/2000
    ---------------------------------             ------------------------------
           Employer Signature                     Date

 X  /s/ Cherlynne Casabonne                       April 10/2000
    ---------------------------------             ------------------------------
           Employee Signature                     Date

                   Schedule 1 to Business Protection Agreement

     Description of Services to be provided by Employee and Countries Served by Employer

See Employment Agreement for Services

 Canada

 United States of America

 Argentina

                 Exhibit A - California Labor Code Section 2870

                   Employment Agreements; Assignment of Rights

     "(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, trade secret information except for those inventions that either:

     (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

     (2) Result from any work performed by the employee for the employer.

     (b) To the extent a provision in an Employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision the provision is against the public policy of this state and is unenforceable."

                   Schedule 2 to Business Protection Agreement

                List of Inventions Not Subject to this Agreement
 NONE

-----------(initial)

                   Schedule 1 to Business Protection Agreement
                               Cherlynne Casabonne
                   And as Exhibit to Share Purchase Agreement
                        of Financial Management Group LLC

 THIS AGREEMENT made the 1st day of April 2000

BETWEEN: SOFTCARE EC.com, Inc. a corporation incorporated under the laws of British Columbia with business offices located at 107 980 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4

               (the "Employer")

AND: Cherlynne Casabonne, of 12399 Lewis Street, Suite 201 Garden Grove California 92840

              (the "Employee")

 WHEREAS:

C.   The   Employer  is  engaged  in  the   business  of   ENGINEERING,   DESIGN
     IMPLEMENTATION AND MARKETING OF COMPUTER PROGRAMS and BUSINESS SOLUTIONS FOR ELECTRONIC COMMERCE (the "Business"); and

D. The involvement of the Employee is important to the Employer in the provision of credit services by establishing a vertical portal and the Employee has entered into an agreement as part of a transaction to vend a credit counselling business associated with the Employee to the Employer;

NOW THEREFORE in consideration of the premises and the agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Employment

The Employer hereby agrees to employ the Employee as Director Product Design and Operations/Financial Services of the Employer reporting to the Vice President of Engineering or as assigned by the President, and the Employee hereby accepts such employment with the Employer on the terms and subject to the conditions herein set forth.

2.   Duties

Subject to instructions that may be received from time to time by the Employee from the President and Vice President the Employer, the Employee shall do the following:

         i.   serve the Employer faithfully;
         ii. observe all policies of the Employer and perform all services normally associated with the position to the best of his ability;
         iii devote all of her normal working time and attention to such duties as may be assigned to her by the Employer;
         iv.  carry out all lawful instructions given to her by the Employer;
              and

         v.   endeavour to further the best interests of the Employer generally.

3.   Term

The term of this agreement shall be for two years commencing on the date hereof, unless terminated earlier pursuant to the provisions of paragraph 8 hereof. The term shall be automatically renewed thereafter from year to year subject to the ability of either party to decline to renew by notice in writing to the other given at least thirty (30) days prior to any renewal date.

4.   Annual Salary

For all services rendered by the Employee pursuant to this agreement, the Employee shall receive a gross annual salary, subject to lawful and normal withholdings and deductions, of US$96,000 per annum payable in equal monthly instalments in arrears. The annual salary shall be subject to annual review by the board of directors.

5.   Business Expenses

The Employer agrees to reimburse the Employee periodically for all reasonable ordinary and necessary business expenses actually and properly incurred by the Employee in the performance of his duties under this agreement. The Employee shall provide budgets that are pre approved and then substantiate expenses with vouchers and statements in respect of all such expenses.

6.   Vacation

The Employee shall be entitled to three weeks of paid vacation for each consecutive twelve month period in which he is employed by the Employer pursuant to this agreement, the timing of such vacation to be mutually agreed upon between the Employee and the Employer; however, generally notice of vacation will be given 30 days prior to the proposed taking thereof.

7.   Other Remuneration

In addition to the share consideration paid to Patagonia Corp. in acquiring the Creditsolv Software by virtue of the acquisition of Financial Management Group LLC and Financial Marketing Group LLC, the Employee shall be entitled to receive USF$30,000 bonus upon annual revenues of the Employer generally attaining $US11,000,000 by May 31, 2001. If revenues fall short of the goal in the subject time frame then this obligation shall terminate.

Employee shall receive a car allowance equal to $US600 per month.

8.   Termination and Compensation at Termination

Notwithstanding anything herein contained to the contrary, the employment of the Employee shall terminate in the following manner and the Employee shall be compensated as indicated:

a.   Termination by the Employer

     This agreement and the employment of the Employee hereunder may be terminated effective at any time for cause by the Employer giving notice in writing of such termination to the Employee. As used herein, "cause" shall include, without limitation, gross misconduct, gross negligence or incompetence by the Employee in performing his duties hereunder, the commission by the Employee of an act of theft, dishonesty, embezzlement or vandalism against the Employer or any of its subsidiaries or the conviction of the Employee for any crime except minor traffic offences. If this agreement and the employment of the Employee hereunder is so terminated by the Employer in its discretion, pursuant to this clause, the Employee shall continue to accrue and receive his said annual salary and bonus to the date of termination, subject to such adjustments as may be appropriate considering the basis for termination (for example but not necessarily limited to setoffs for theft).

b.   Termination by Mutual Agreement

     This agreement and the employment of the Employee hereunder may be terminated by mutual agreement in writing of the parties hereto in which event the Employee shall continue to accrue and receive his said annual salary to the agreed date of termination. Notwithstanding any other provision of this Agreement, if the Employee leaves the employment of the Employer of his own accord while commissions provided for in this Agreement are otherwise continuing to be payable, then in order to allow the Employer to attract alternative staff to replace the voluntarily departing Employee, commissions remaining due or coming due for the balance of the term provided for in this Agreement shall be reduced by TWENTY FIVE percent with the Employer retaining the balance remaining.

c.   Termination by Death, Bankruptcy or Insolvency

     This agreement and the employment of the Employee hereunder shall be terminated by the death of the Employee or if the Employee shall become and remain physically or mentally incapable of performing substantially the essential functions of the job with or without reasonable accommodation. No salary shall accrue or be paid thereafter. The Employee shall be entitled to participate in any disability insurance program, if any, subscribed to by the Employer.

d.   Termination by Notice

     This agreement and the employment of the Employee hereunder shall terminate without cause upon SIX month's notice from the Employer or, at its option, upon payment of an amount equal to salary that the Employee would have been entitled to receive for such period, including provisions being made for benefits, bonuses and stock options, during the noted period. Any SESB Trust plan restrictions would continue to apply to all unvested trust stock.

9.   Notices

Whenever this agreement requires or permits any consent, approval, notice, request or demand from one party to the other, the consent, approval, notice, request or demand must be in writing (including, without limitation, telex or telecopy communications) to be effective and shall be deemed to have been given on the earlier of receipt or the fifth day after it is enclosed in an envelope, addressed to the party to be notified, at the address set out for that party above (or such other address as may have been designated by written notice), properly stamped, sealed and deposited in the Canadian mail system. Any consent, approval, notice, request or demand aforesaid if delivered, telexed or telecopied shall be deemed to have been given on the date of such delivery, telexed or telecopied transmission. Any such delivery shall be sufficient, inter alia, if left with a person resident in the house at the above address of the Employee in the case of the Employee and a receptionist at the above address of the Employer or to the Secretary in the case of the Employer. The Employer or the Employee may change its or his address for service, from time to time, by notice given in accordance with the foregoing.

10.  Entire Agreement

This  agreement  taken  together  with  the  terms  of any  Business  Protection
Agreement between the Employee and the Employer constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreement, understandings, negotiations and discussions, whether oral or written, of the parties.

11.  Applicable Law

Whether pursuant to court proceedings or otherwise, the rights and obligations of the parties under and pursuant to this agreement shall be construed under and governed by the laws of the State of California.

12.  Assignment

Neither the rights nor the obligations under this agreement shall be assigned or otherwise disposed of without the prior written consent of the non-assigning party, except that the Employer may assign this agreement to any successor corporation without such consent.

13.  Binding Agreement

Subject to the provisions hereof, this agreement shall be binding upon and shall enure to the benefit of the parties hereto and upon their respective heirs, legal representative, successors and permitted assigns.

14.  Waivers and Consents

One or more consents to or waivers of any breach of a term or provision of this agreement by either party shall not be construed as a consent to or waiver of a subsequent breach of the same term or provision, nor shall it be considered a consent to or waiver of any other then existing or subsequent breach of a different term or provision. The consent or waiver by either party to or of any act by the other party requiring such consent or waiver shall be deemed not to waive or render unnecessary consent to or waiver of any subsequent similar act. No custom or practice of either party shall constitute a waiver of either party's rights to insist upon strict compliance with the terms and provisions hereof.

15.  Severability

If any term or provision of this agreement shall be or shall become illegal or unenforceable, the remaining terms and provisions shall nevertheless be valid, binding, and subsisting.

16.  Survival of Covenants

The provisions of paragraph 9 shall survive termination of the employment of the Employee under this agreement.

17.   Headings

The insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this agreement.

IN WITNESS WHEREOF this agreement is executed by the parties as of the date first above written.

THE CORPORATE SEAL of the Employer           )
was hereunto affixed in the presence of:     )
                                             )    C/S
/s/Wayne Zielke                              )
---------------------------------------      )


SIGNED, SEALED AND DELIVERED                 )
by the Employee in the presence of:          )
                                             )
                                             )    ------------------------------
 --------------------------------------      )    Cherlynne Casabonne
 Signature of Witness                        )
 Name:                                       )
           ----------------------------      )
 Address                                     )
           -----------------------------     )

To Softcare EC.com, Inc.

April 10, 2000

We are the principals or otherwise fully informed of the affairs of the Seller, Patagonia Corp. and the Companies, Financial Management Group LLC (Nevada) and Financial Marketing Group LLC (California). We have been advised to employ legal advisors and to the extent we felt necessary we have done so in the preparation and delivery of this certificate. We provide this certificate pursuant to the Agreement.

We have considered such questions of law and examined such statutes and regulations, corporate records, certificates and other documents and have made such other examinations, searches and investigations as we have considered necessary for the purpose of the certification hereinafter confirmed and we understand the personal legal and financial responsibilities placed upon and our consequent potential liabilities to the Buyer arising from such responsibilities. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or as photocopies.

Based on and subject to the foregoing, we certify that:
1. Financial Management Group LLC (Nevada) and Financial Marketing Group LLC (California) collectively called FMG herein are both LLC; companies duly incorporated and validly existing under the laws of Nevada and California respectively. FMG is in good standing with respect to the filing of annual reports with the secretary of state for each jurisdiction and both are duly licensed to carry on business in the jurisdiction in which that carry on business.
2. FMG has all requisite corporate power and authority to conduct the business now carried on by it, and to own its property and assets as described in the Agreement and FMG has all requisite corporate power and authority to enter into and to perform its obligations under the Agreement.
3. All necessary steps and corporate action and proceedings have been taken to authorize the execution and delivery of the Agreement by FMG.
4. To the best of our knowledge, neither the execution and delivery of, nor the performance of its obligations under the Agreement by FMG will conflict with or constitute a breach or default under the constating documents of FMG or any commitment, agreement or other instrument to which FMG is a party or by which it is bound.
5. To the best of our knowledge, at the present time there are no claims, judgement, actions, suits, litigation, proceedings or investigations, actual, pending or threatened against FMG which might materially affect any business, properties, assets, prospects or conditions, financial or otherwise, of FMG or which could result in any material liability to FMG.
6. One hundred percent of the authorized capital of Financial Management Group LLC is vested in Patagonia Corp. (a Turks and Caico company) and all such.

     interest is validly authorized, created, allotted, issued and outstanding, and is fully paid for and non-assessable, as at the date hereof.

7. One hundred percent of the authorized capital of Financial Marketing Group LLC is vested in Patagonia Corp. (a Turks and Caicos company) and all such interest is validly authorized, created, allotted, issued and outstanding, and is fully paid for and non-assessable, as at the date hereof.

8. Subject to the foregoing, all necessary steps and corporate action and proceedings have been taken to effect the valid transfer of the 100% interests of both Financial Management Group LLC and Financial Marketing Group LLC to the Buyer as contemplated under the Agreement. The Buyer is the registered owner of the 100% interests in both Financial Management Group LLC and Financial Marketing Group LLC on the books and records of both Financial Management Group LLC and Financial Marketing Group LLC.

We certify the foregoing to be true knowing that we incur personal responsibility to Softcare EC.com, Inc. for any damages it suffers in the event that the representations herein and in the Agreement are 'Untrue such that the material consequences of the transaction contemplated in the Agreement are detrimentally affected by such untrue representations.

Signed:
       ---------------------------       ---------------------------
               Ross Casabonne                Cherlynne Casabonne

                             Douglas Alan Sarkissian
                              B.Comm. LL.B. (Hons)
                              Barrister & Solicitor

 307 1497 Marine Drive
 West Vancouver, British Columbia V71 I B8

Telephone (604) 926-7776
 Facsimile (604) 926-3780
 e-mail bclawyer@istar.ca

 Patagonia Corp.
 Ross Casabonne
 Cherlynne Casabonne

 Dear Mesdames/Sirs:

We are the solicitors the Buyer. We provide this opinion pursuant to the Agreement. We have acted as counsel for the Buyer in connection with the negotiation, execution and completion of the Agreement.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Agreement.

We have considered such questions of law and examined such statutes and regulations, corporate records, certificates and other documents and have made such other examinations, searches and investigations as we have considered necessary for the purpose of the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or as photocopies.

Based on and subject to the foregoing, we are of the opinion that:


1. The Buyer is a company duly incorporated and validly existing under the laws of the Province of British Columbia. The Buyer is in good standing with respect to the filing of annual reports with the British Columbia Registrar of Companies.

2. The Buyer has all requisite corporate power and authority to enter into and to perform its obligations under the Agreement.

3. All necessary steps and corporate action and proceedings have been taken to authorize the execution and delivery of the Agreement by the Buyer.

4. To the best of our knowledge, neither the execution and delivery of, nor the performance of its obligations under the Agreement by the Buyer will conflict with or constitute a breach of or default under the constating documents of the Buyer or any commitment, agreement or other instrument to which the Buyer is a party or by which it is bound.

5. To the best of our knowledge, there are no claims, judgements, actions, suits, litigation, proceedings or investigations, actual, pending or threatened against the Buyer which might materially affect any business, properties, assets, prospects or conditions, financial or otherwise, of the Buyer or which could result in any material liability to the Buyer.

The opinion expressed is subject to the qualification that enforceability of the Agreement may be limited by applicable bankruptcy, insolvency or other laws affecting creditors' rights generally, and that equitable remedies such as the remedies of specific performance or injunction are in the discretion of the court from which they are sought.


Yours truly,


/s/ Doug Sarkissian

Doug Sarkissian

Casabonnes' Confirmation Certificate

                           Certificate of Confirmation

Pursuant to the Share Purchase Agreement made effective as of the 10th day of April 2000 (the "Agreement") between Patagonia Corp., Financial Management Group an Ross and Cherlynne Casabonne (collectively the "Principals"), SoftCare EC.com., Inc ("SoftCare"), the Principals hereby jointly and severally confirm to the Softcare that the representations and warranties of the Principals contained in the Agreement or contained in any certificates or documents delivered by either of them pursuant to the Agreement are true and correct in every respect as of the Time of Closing of the Agreement being 4 o'clock p.m. local time in Vancouver, B.C. on the l0th day of April 2000. Dated at North Vancouver, BC this 10th day of April, 2000.


/s/  Ross Casabonne
--------------------------------------------------

/s/  Cherlynne Casabonne
--------------------------------------------------

NOTES FOR FILE                                                    Date 10/4/2000

Schedule of calculation refferred to in 3.1 of the Agreement.

Based on the Balance Sheet of FMG on March 31, 2000 the April 10, 2000 closing calculations would be as follows:

                                                            Closing
                                        March 31, 2000   April 10, 2000(note 1)

1) Total Assets excluding
   Intangible Assets:
   - Current Assets                       $ 126,135
   - Fixed Assets                            38,368
     Less:  Accounts Receivable
            Adjustment for
            sales after Closing            ( 84,250)

2)  Concord Credit Renewal fee for 2000
    Due June 2000                            29,500
      Total Acquired                      $ 109,753
3)  Total Liabilities                      (156,938)
    - M. Karpel Loan                         15,552
    - Contingent Liability                   25,000
    - Deferred Salary                        45,000

Total Assumed                              ( 71,386)

4)  Surplus/Commissions Payable           $  38,367
                                          =========

Note 1) Final closing calculations to be determined within 60 days closing.

                         Financial Management Group LLC
                          Accounts Receivable Schedule
                             as of February 29, 2000

                                    Open Balance   Payment Schedule     Balance
         Customer         Invoice #   @ 1/1/00    January   February    @2/29/00
 AAA Fair Credit            1999        16,800     5,600     2,900      8,400.00
                            2507         4,800                          4,800.00
                            3001         4,800                          4,800.00
   Customer Total                       26,400                         18,000.00

 Agency Credit Counseling   2520        18,700                         18,700.00
                            3002         4,800                          4,800.00
   Customer Total                       23,500                         23,500.00

 CC&DC                      1994         7,100               7,100          0.00
                            2000         3,600                          3,600.00
                            3003         3,600                          3,600.00
   Customer Total                       14,300                          7,200.00

Concord Credit                          29,500                         29,500.00
   Customer Total                       29,500                         29,500.00

Consumer Credit Counseling (No. Coast)
                               5        21,900    14,600     7,300          0.00
                          2011-1         3,600                          3,600.00
                            3044         3,600                          3,600.00
   Customer Total                       29,100                          7,200.00

Consumer Credit Services    1250        27,089.50            5,000     22,089.50
                            3005         3,600                          3,600.00
   Customer Total                       30,689.50                      25,689.50

Family Debt Arbitration     1890         7,800               2,600      5,200.00
                            3006         3,600                          3,600.00
   Customer Total                       11,400         0     2,600      8,800.00

TOTAL                                  164,889.50 20,200.00 24,800.00 119,889.50


Per b/s @ 29/2/00                                                     120,739.50
                                                                      ----------
 Immaterial.                                                              850.00
                                                                      ==========

Financial Management Group
Bank Statement 1/26/00 through 2/23/00

(Confidential Bank Statement Omitted)

                         FINANCIAL MANAGEMENT GROUP, LLC
                                  Trial Balance
                              As of March 31, 2000
                                                     Mar 31, '00
                                                  ------------------
                                                  Debit       Credit
                                                  ------------------

  Checking                                      5,391.72
  Accounts Receivable                         114,439.50
  Employee Advance                                              250.00
  Loans Receivable                              1,000.00
  Loans to Officers                             3,275.11
  Prepaid Rent                                  1,455.00
  Security Deposits                               800.00
  Undeposited Funds                                 0.00
  Equipment                                    33,038.18
  Furniture                                     5,330.00
  Intangible Assets                            88,047.25
  Accounts Payable                                           34,886.81
  Deferred Salaries Payable                                  45,000.00
  Direct Deposit. Liabilities                                 5,925.77
  Loan Payable - M. Karpel                                   15,551.50
  Loan Payable - Patagonia                                   15,000.00
  Loans from Officers                               0.00
  Payroll Liabilities                                         6,003.26
  Prepaid Receivables                               0.00
  Sales, Tax Payable                                0.00
  WF Business Line                                            9,571.80
  Contingent Liabilities                                     25,000.00
  Capital Contribution                                       79,115.00
  Opening Bal Equity                                0.00
  Retained Earnings                            11,645.18
  Consulting                                                 51,689.50
  Customer Support                                           38,780.00
  Licensing                                                  38,050.00
  Reimbursed Expenses                           1,000.00
  Software Sales                                             41,400.00
  Training                                                    5,000.00
  Advertising                                     223.00
  Auto: Gas/Fuel                                  704.11
  Auto:Insurance                                1,358.93
  Auto:Lease                                    5,342.68
  Auto:Maintenance/Repair                         222.00
  Auto:Parking & Tolls                            307.25
  Auto:Registration                               266.00
  Bank Service Charges                            351.23
  Bookkeeping                                   3,455.43
  Computer Services                               959.70
  Contract Labor                                1,010.00
  Dues/Subscriptions                              343.67
  Entertainment                                 1,097.52
  Equipment Lease                               1,609.83
  Gifts                                           520.40
  Graphic Design                                   70.04
  Insurance: Health                               740.44
  Insurance: Liability                            249.24
  Insurance: Life                               1,204.20
  Interest Expense                                                16.80
  Internet                                        486.57
  Late Fees                                         5.00
  Legal                                         5,696.25
  Licenses/Fees                                    68.00
  Maintenance/Repairs:Copier                      404.06
  Meals/Meetings                                4,886.08
  Medical                                       6,119.98
  Office Supplies & Expenses                    2,967.95
  Officer salary                               36,000.00
  Payroll                                      31,468.51
  Payroll Service Expenses                         80.01
  Payroll Tax Expense                           5,330.24
  Postage & Delivery                              351.05
  Reimbursed Expenses                           4,118.42
  Rent                                          6,945.00

                         FINANCIAL MANAGEMENT GROUP, LLC
                                  Trial Balance
                              As of March 31, 2000
                                                      Mar 31, '00
                                                  ------------------
                                                  Debit       Credit
                                                  -----       ------


  Resident Agent Fees                             250.00
  Software                                        288.70
  Telephone/Paging                              4,161.41
  Travel:Airfare                                4,688.92
  Travel:Car Rental                             1,726.74
  Travel:Hotels/Lodging                         7,058.87
  Travel:Meals                                  3,335.90
  Travel:Parking/Tips                             307.45
  Void Checks                                       0.00
                                                   -----       ------
                                              411,214.72     411,214.72

                        FINANCIAL. MANAGEMENT GROUP, LLC
                               Unpaid Bills Detail
                              As of March 31, 2000

 Type            Date       Num       Due Date       Aging       Open Balance
-------         ------   ---------    --------       -----       ------------
 2000 COPIER
  Bill         3/15/2000   14268      3/25/2000        6              404.06
                                                                 ------------
 Total 2000 COPIER                                                    404.06

 AIRBORNE EXPRESS
  Bill         1/21/2000    W6882455  1/31/2000        60               9.00
  Bill         2/22/2000    W9609132  3/3/2000         28              44.10
  Bill         2/29/2000    X3475483  3/10/2000        21              38.50
  Bill         3/13/2000    X6648714  3/23/2000         8              14.79
  Bill         3/30/2000    X8851953  4/9/2000                         87.73
                                                                 ------------
Total AIRBORNE EXPRESS                                                194.12

ALEX FALAS
  Bill           3/27/2000    Reimb   4/6/2000                         81.25
                                                                 ------------
 Total ALEX FALAS                                                      81.25

 AMERICAN EXPRESS
  Bill           2/10/2000    1/00    2/20/2000        40           5,391.91
  Bill           3/15/2000    3/00    3/25/2000         6           3,791.25
                                                                 ------------
 Total AMERICAN EXPRESS                                             9,183.16

 AP-CITYVIEW I ABBEY
  Bill           3/22/2000    4/00     4/1/2000                     1,455.00
                                                                 ------------
 Total AP-CITYVIEW I ABBEY                                          1,455.00

CHERLYNNE
  Bill           3/20/2000 Expense Rep 3/30/2000          1         3,592.33
                                                                 ------------
 Total CHERLYNNE                                                    3,592.33

 CHRISTIE PARKER & HALE, LLP
  Bill           10/5/1999    F300     10/15/1999       168         1,262.00
                                                                 ------------
 Total CHRISTIE, PARKER & HALE. LLP                                 1,262.00

 CITY OF GAREDEN GROVE
  Bill           3/28/2000    BUSTAX   4/7/2000                        68.00
                                                                 ------------
 Total CITY OF GAREDEN GROVE                                          68.00

 CYNTHIA CONRAD
  Bill           3/30/2000    3/00     4/9/2000                       907.04
    so           3/31/2000    592      4/10/2000                      750.00
                                                                 ------------
 Total CYNTHIA CONRAD                                               1,737.84

DELL FINANCIAL SERVICES
  Bill           3/15/2000    334M     3/25/2000          6           206.79
                                                                 ------------
 Total DELL FINANCIAL SERVICES                                        206.79

FARM BUREAU HEALTH INSURANCE PROGRAM
  Bill           3/21/2000    4/1-4/30 3/31/2000                       64.27
  Bill           3/21/2000    000597742 3/31/2000                     101.12
                                                                 ------------
 Total FARM BUREAU HEALTH INSURANCE PROGRAM                           225.39

FARMERS INSURANCE
  Bill           3/6/2000     MERC     3/16/2000        15            254.70
                                                                 ------------
 Total FARMERS INSURANCE                                              254.70

FASTPOINT COMMUNICATION INC.
  Bill            3/13/2000   2NDQrtr  3/23/2000         8            479.85
                                                                 ------------
Total FASTPOINT COMMUNICATIONS, INC.                                  479.85

                         FINANCIAL MANAGEMENT GROUP, LLC
                               Unpaid Bills Detail
                              As of March 31, 2000

 Type            Date       Num       Due Date       Aging       Open Balance
-------         ------   ---------    --------       -----       ------------
FEDERAL EXPRESS
  Bill        3/21/2000  7-910-001.73 3/31/2000                        13.13
  Bill        3/21/2000  79102MOD     4/6/2000                         64.48
                                                                 ------------
 Total FEDERAL EXPRESS                                                 77.61

GOLOB, BRAGIN & SASSOE
  Bill        8/2/1999      11574     8/12/1999        232            685.79
  Bill        9/15/1999     11272     8/25/1999        188             22.86
  Bill        10/21/1999    11744     11/10/1999       142             11.08
  Bill        1/19/2000               1/29/2000         62             11.08
  Bill        2/29/2000     12125     3/10/2000         21             23.25
                                                                 ------------
Total GOLOB, BRAGIN & SASSOE                                          754.08

GRAFIXWEST
  Bill        3/30/200      00-5665   4/9/2000                         70.04
                                                                 ------------
Total GRAFIXWEST                                                       70.04

GRAY CARY WARE FREIDENRICH, LLP
  Bill        1/8/2000    10058697   1/18/2000         73          1,470.42
  Bill        3/30/2000   40088741   4/9/2000                        124.00
                                                                 ------------
Total GRAY CARY WARE FREIDENRICH, LLP                              1,470.42

JACKSON NATIONAL LIFE
  Bill        2/13/2000   2/00        2/23/2000         37            496.80
                                                                 ------------
Total JACKSON NATIONAL LIFE                                           496.80

JAQUAR CREDIT
  Bill        3/22/2000   4/00        4/1/2000                        781.43
                                                                 ------------
 Total JAQUAR CREDIT                                                  781.43

 KIMCO STAFFING
  Bill        9/15/1999  520406-2     9/25/1999        188          5,500.00
                                                                 ------------
 Total KIMCO STAFFING                                               5,500.00

 MBNA
  Bill        2/22/2000  200          3/3/2000          28          2,745.34
                                                                 ------------
 Total MBNA                                                         2,745.34

NEXTEL
  Bill        101       1/00                                          -53.46
  Bill        36MM      2/00          3/116/2000        15            325.79
                                                                 ------------
Total NEXTEL                                                          275.33

NEXTLINK
  Bill        3/6/2000  2/00          3/1 6/2000        15             68.00
  Bill        3/18/2000 3/00          3/28/2000          3             68.00
                                                                 ------------
Total NEXTLINK                                                        136.00

PACBELL-home #s
  Bill        3/6/2000  7147717862    3/16/2000         15             18.16
  Bill        3/6/2000  7147717724    3/16/2000         15            268.11
                                                                 ------------
Total PACBELL - home #s                                              286.27

PACIFIC BELL
  Bill        3/2/2000  71470=00      3MZ200D           19            197.37
  Bill        3/28/2000 7147032100    4/7/2000                        215.42
                                                                 ------------
Total PACIFIC BELL                                                    412.79

PARAGON ACCEPTANCE CORP.
  Bill        3/22/2000 4100          4/1/2000                        554.24
                                                                 ------------
Total PARAGON ACCEPTANCE CORP.                                        554.24

                         Reconciliation Report                         3/18/2000

Checking account reconciled for the period ending 02/23/2000

 Cleared Transactions
 Previous Balance                                                     12,430.15

  Cleared Checks and Payments                             40 Items   -43,752-13
  Cleared Deposits and Other Credits                       6 Items    62,850.00

 Cleared Balance                                                      31,529.02

 Uncleared Transactions

 Uncleared Checks and Payments                             4 Items    -5,511.00

 Uncleared Deposits and Other Credits                      1 Item        650.00


 New Transactions

Account Balance as of 02/23/2000 (statement closing date)             26,667.02

 New Checks and Payments                                  21 Items   -23,544.70

 New Deposits and Other Credits                           0 items          0.00

 Ending Account Balance                                                3,122.32

                                   Attachment

The below noted items are exempt pursuant to paragraph 12 - "Non Provision of Services to Business Contacts" (page 36) of the Business Protection Agreement, on the earlier of June 1, 2001 or six months from the date that the CrediSolv Portal is operational.

David Jones,  Genus Credit  Management,  In Charge  Institute,  Concord  Credit,
Profina

Bernardo Dancel, Amerix Corporation

David Palmieri, CCCS of Central Indiana

Shane Brown, Credit Guard of America

MMI and its affiliates

NNS and its affiliates

Len Thiede, Vanco Credit Services Argentina, The Exxel Group and its affiliate companies, Argencard, Razzetto-Lopez-Rodriguez C6rdoba and Associates, Buenos Aires Bureau, Hynet and all other business contacts in such country

ASI Industry, Themeware Corporation

                           Smallwood Trust Company Ltd
                         Licensed Professional Trustees

 Facsimile: (1 649) 9415625                                       P.O. Box 290
 Telephone: (I 649 9413521                                     Caribbean Place
 e-mail: smallwd@teiway.tc                      Leeward Highway Providenciales
                                                        Turks & Caicos Islands

                            Transmission by Facsimile

 To           :   Jerry Smith               From     :       Heidi C. Reinebeck
 Company      :                             Date     :       11 April, 2000
 Facsimile    :   604 926 3780              Pages    :       2 including cover
 Cc           :   714 703 2101

                    RE: POWER OF ATTORNEY FOR PATAGONIA CORP.
                    -----------------------------------------

 Dear Jerry,

 Attached please find the requested Power Of Attorney.

 I hope that it meets with your approval.

 Yours sincerely,

 Heidi





 Ref: 2939

This message is intended only for the use of the individual or entity to which it IS addressed and may contain information but is privileged confidential and exempt from disclosure under applicable law. If you are not the intended recipient or employee or agent responsible for delivering the message to the recipient, please notify us.

                                POWER OF ATTORNEY

Patagonia Corp. of Providenciales Turks & Caicos Islands (the "Principal") hereby constitutes and appoints Jerry D. Smith c/o Covenant Group Inc., 18818 Teller Avenue, Suite #250, Irvine, CA 92612 to be the Principal's true and lawful Attorney (the "Attorney") in the Principal's name and on the Principal's behalf limited to the following -

To sign and deliver the following documents:

         Share Purchase Agreement
         (between Softcare EC.Com, Inc. and Financial Management Group LLC), Voluntary Poling Agreement including Exhibit A,
         Schedule Of Calculation Of Financials Accounts Receivable Schedule, Wells Fargo Bank Statements,
         FMG Trial Balance,
         FMG Unpaid Bills Detail,
         Reconciliation Report

And The Principal Declares That

1) all and every of the acts, deeds and things done by the Attorney for the aforesaid purposes shall be good, valid and effectual as if the same had been signed and delivered, given, made or done by the Principal and the Principal undertakes at all and any times hereafter to ratify and confirm whatsoever the Attorney shall lawfully do -or cause to be done by virtue of this Power of Attorney

2)   this Power of Attorney shall be irrevocable for the purposes aforesaid.

3) this Power of Attorney shall be governed by and construed in all and any respects in accordance with the laws of the Turks & Caicos Islands.

Dated this 11th day of April, 2000

for and on behalf of NMS Ltd.
as Director of Patagonia  Corp.



-----------------------------------        ------------------------------
Terrance Adams                             Heidi C. Reinebeck
 Operations Manager                         Officer

 SIGNATURE GUARANTEED
 In the presence of RBC DOMINION SECURITIES
 PER:--------------------------------------
                              ATTORNEY

 Schedule 2.1.2       Contracts
   Licensing Agreements:
   License No.    Date            Customer
   -----------------------------------------
   CCDCSL         Oct 12, 1999    Consumer Credit and Debt Counselling Inc. NJ
   N/A            Nov 5, 1999     AAA Fair Credit Foundation
   FL-PR-01-01    June 21, 199    Concord Credit, la Funcatcion Hispana de
                                   Credito a Nevada
   DFAML1         Oct 11, 1999    Family Debt Arbitration and Counseling, Inc.
   1002           Jan 25, 2000    Consumer Credit and Debt Counseling, Inc. NC



 Schedule 2.1.5   Intangible Property
                Creditsolv Software
                Goodwil
 Schedule 2.1.6 Personal Property (see financial statements) as well as listing provided to Wayne Zeilke
 Schedule 2.1.7   Real Property
                  Lease of premises in Los Angeles California, see lease provided to Wayne Zeilke
 Schedule 3.1(b) Long Term Bank Debt (see attached financial statements and working papers
 Schedule 7.1     Seller's Addresses and Places of Business: No others
 Schedule 7.6(a) Exceptions to Title to Assets: see financial statements otherwise no exceptions
 Schedule 7.6(b) Permitted Liens: see financial statements otherwise no exceptions
 Schedule 7.8(b)  Real Property Exceptions: lease of offices
 Schedule 7.8(c) Lease Agreements: lease of offices being negotiated by Wayne Zielke
 Schedule 7.10(b) Labor Agreements: no exceptions
 Schedule 7.11    Employee Plans: no exceptions
 Schedule 7.12    Litigation: none applicable
 Schedule 7.13    Taxes: no exceptions
 Schedule 7.17 Financial Statements: see attached financial statements and working papers
 Schedule 7.18 Changes or Events: no exceptions or changes altering representations
 Schedule 7.20    Environmental Compliance: no exceptions
 Schedule 7.21    Insurance Policies: no insurance policies
 schedule 7.24 Transactions with Certain Persons: no non arms length exceptions

 Equipment/Furniture that is owned and not leased                     $37,540
 2 Maple Top Desks                           1700
 2 Marble Top Desks                          1200
 1 Wood L-shaped desk                         150
 4 Secretary Desks (black)                    300
 1 Binding Machine                            500
 I Trade Show Booth                          3700
 9 Ceiling Speakers for Office Music          270
 1 Copy Machine                              5000
 2 Round Glass Mini Conference Tables         200
 2 Laptops                                   4200
 4 Computers (paid for)                      5200 1 ($2260) is a powerful
                                                  workstation for design in
                                                  Access and 1 used at house
 1 Laser Fax with scanner                    2500 (original cost $3,500 9 months
                                                  ago-Casabonnes were never
                                                  reimbursed for 1
 2 Laser Printers                            1500
 1 Executive Leather Chair                    100
 4 Leather Chairs Conf. Table                 400
 2 Solid Mable BookShelves 6'                 700
 3 Phones for non networked capability        300
 1 Glass end table for reception               25
 2 Black Vertical File Cabinets               100
 8 Computer operator chairs                   320 (2 used at house for work in
                                                  evenings) 75 45
 1 Oak bookshelf                               75
 1 2 drawer lateral file cabinet               45
 2 Glass Book Shelf                           500
 1 Display Case reception                      65
 I Black book/storage case with doors fc       85
 I Refrigerator                               100
 I CD writer                                  250
 1 Workstation to hold computer                50
 1 Workstation to hold computer               $50
 1 Phone System                              1000(was over $5,000 when we bought
                                                   it new
 2 Leather chairs for guests rec.             100
 2 Leather chairs for exec office guests      100
 I Mini filing cabinet used for fax            30
 4 Motivational Pictures                      150
 1 Memory for laptop                          415
 I Color Printer                              395
 I Disk Drive for GA System                  1390
 I Sony VAIO Port                             225
  Software: Microsoft Visual Studio,         4200 (this is a conservative figure
  but would take hours to find receipts) RoboHelp, Access 2000, Microsoft Office 2000 Premium Edition, Microsoft Office 2000 Dev. Edition, Mailers Software - Zip Finder, Laplink, SOL Server, Microsoft Project Seagate Crystal Reports

Intangible Assets

CrediSolv Code                                                        $88,047.00

(actual programming paid for code plus subsequent modifications, ongoing enhancements, upgrades and additions of modules and functionality)
                                                                      $60,000.00
This does not include actual dollars spent for design, testing, etc. - if we are to add salaries paid to perform these tasks, an additional $60,000 plus should be added. These are also hard dollars that have been spent to make the CrediSolv package the leader In "Mission Critical Software" for the "Credit Counseling Industry". (This was not included because we never had to value our package).

Credisolv offers the most complete functionality while is the most user friendly and flexible software package marketed/sold in the Credit Counseling industry. With only 6 months in the market, and very little marketing, it has sold 7 packages and it is considered the leader in the industry

CrediSolv has an enrollment module, client service module, accounting module which allow agencies to take client's money in and pay out to creditors either through the check printing process or via EFT. It has two EFT modules built in which allow an agency to choose which EFT vendor they want to transmit through. It has an automatic invoicing system to bill creditors. The package has multiple reports built in to assist the agency In their client analysis, counselor productivity analysis and financial.